Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

among

TAYLOR MORRISON HOME CORPORATION,

BERKSHIRE HATHAWAY INC.

and

WXYZ MERGER SUB, INC.

Dated as of May 31, 2026

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-ii-

EXHIBITS:
Exhibit A	Certificate of Incorporation of the Surviving Corporation

-iii-

INDEX OF DEFINED TERMS

Acquisition Proposal	31
Action	15
Affiliate	47
Agreement	1
Annual Bonus	37
Antitrust Law	34
Applicable Date	12
Bankruptcy and Equity Exception	11
Book-Entry Shares	5
Business Day	47
Bylaws	9
Cancelled Shares	3
Capitalization Date	10
Certificate of Incorporation	9
Certificate of Merger	2
Certificates	5
Change of Recommendation	29
Closing	1
Closing Date	2
Code	15
Common Stock	9
Company	1
Company Disclosure Letter	9
Company Employees	48
Company Equity Award	48
Company Incentive Plan	37
Company Plans	48
Company Related Parties	45
Company Requisite Vote	10
Company Securities	10
Company Stock Plan	48
Company Termination Payment	44
Confidentiality Agreement	36
Continuing Employees	37
Contract	14
control	48
Credit Facility	48
DGCL	1
Dissenting Shares	7
DOJ	33
Effective Time	2
End Date	43
Environmental Laws	19
ERISA	15

Exchange Act	11
Exchange Fund	5
Existing D&O Policies	39
Financial Advisor	20
FTC	33
GAAP	48
Governmental Entity	11
Indemnified Parties	38
Intellectual Property	48
Intervening Event	31
Intervening Event Notice	30
IRS	15
Knowledge	49
Law	49
Licenses	12
Liens	17
Material Adverse Effect	49
Material Contract	15
Merger	1
Merger Sub	1
New Plans	37
Old Plan	37
Option	3
Parent	1
Parent Material Adverse Effect	42
Parties	1
Party	1
Paying Agent	4
Per Share Merger Consideration	3
Permitted Liens	17
Person	50
Preferred Stock	9
Proceeding	38
Proxy Statement	18
PSU	4
Recommendation	11
Representatives	28
RSU	3
SEC	12
SEC Reports	12
Securities Act	12
Share	3
Stockholders Meeting	32
Subsidiaries	50

-iv-

Subsidiary	50
Superior Proposal	31
Superior Proposal Notice	30
Surviving Corporation	1
Tail Policy	39

Tax Return	51
Taxes	51
Transaction Documents	51
Transaction Litigation	40
Willful Breach	51

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AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of May 31, 2026 (this “Agreement”), is entered into by and among Taylor Morrison Home Corporation, a Delaware corporation (the “Company”), Berkshire Hathaway Inc., a Delaware corporation (“Parent”), and WXYZ Merger Sub, Inc., a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub” and, together with the Company and Parent, the “Parties” and each, a “Party”).

RECITALS

WHEREAS, the respective Boards of Directors of Parent and Merger Sub have approved and declared advisable this Agreement and the merger of Merger Sub with and into the Company (the “Merger”) with the Company surviving the Merger on the terms and subject to the conditions set forth in this Agreement and have authorized the execution and delivery hereof;

WHEREAS, the Board of Directors of the Company has (i) determined that it is in the best interests of the Company and the stockholders of the Company, and declared it advisable, to enter into this Agreement with Parent and Merger Sub providing for the Merger in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), (ii) approved this Agreement and the transactions contemplated hereby, including the Merger, in accordance with the DGCL and (iii) adopted a resolution recommending that this Agreement be adopted by the stockholders of the Company; and

WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises, and of the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE I

THE MERGER

SECTION 1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease. The Company shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the “Surviving Corporation”) and a wholly owned Subsidiary of Parent, and the separate corporate existence of the Company, with all of its rights, privileges, immunities, powers and franchises, shall continue unaffected by the Merger, except as set forth in Article II. Without limiting the generality of the foregoing and subject thereto, at the Effective Time, all the property, rights, privileges, immunities, powers and franchises of the Company and Merger Sub shall vest in the Company as the Surviving Corporation and all claims, obligations, debts, liabilities and duties of the Company and Merger Sub shall become the claims, obligations, debts, liabilities and duties of the Company as the Surviving Corporation. The Merger shall have the effects set forth in this Agreement and specified in the DGCL.

SECTION 1.2 Closing. The closing of the Merger (the “Closing”) shall take place remotely by exchange of documents and signatures (or their electronic counterparts) at 9:00 a.m., New York City time, on the second (2nd) Business Day following the day on which the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of such conditions at the Closing) have been satisfied or, to the extent permitted by applicable Law, waived in accordance with this Agreement or at such other time, date and place as the Company and Parent may agree in writing; provided, that without the prior written consent of either Parent or the Company, the Closing shall not occur prior to the earlier of (x) the date that is two (2) Business Days after the date on which all approvals, consents or clearances required in connection with the licenses and approvals held by the Company and its Subsidiaries and Affiliates set forth in Section 1.2 of the Company Disclosure Letter have been obtained and (y) the date that is 130 days after the date of this Agreement. The date on which the Closing occurs is referred to herein as the “Closing Date”.

SECTION 1.3 Effective Time. Subject to the provisions of this Agreement, at the Closing, the Company and Parent will cause the Merger to be consummated by filing a certificate of merger (the “Certificate of Merger”), to be executed, acknowledged and filed with the Secretary of State of the State of Delaware in accordance with Section 251 of the DGCL. The Merger shall become effective at the time when the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such later time as may be agreed by the Company and Parent in writing and specified in the Certificate of Merger in accordance with the DGCL (the effective time of the Merger being hereinafter referred to as the “Effective Time”).

SECTION 1.4 Certificate of Incorporation; Bylaws.

(a) At the Effective Time, the certificate of incorporation of the Company, as in effect immediately prior to the Effective Time, shall be amended and restated in its entirety to read as set forth in Exhibit A, and, as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation, until thereafter amended or restated as provided therein and by applicable Law, in each case consistent with the obligations set forth in Section 6.10.

(b) At the Effective Time, and without any further action on the part of the Company and Merger Sub, the bylaws of Merger Sub in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation (except that references therein to the name of Merger Sub shall be replaced by references to the name of the Surviving Corporation), until thereafter amended or restated as provided therein, by the certificate of incorporation of the Surviving Corporation and by applicable Law, in each case consistent with the obligations set forth in Section 6.10.

SECTION 1.5 Directors and Officers.

(a) The Parties shall take all actions reasonably necessary to cause the directors of Merger Sub at the Effective Time to be the directors of the Surviving Corporation immediately following the Effective Time, until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and the bylaws of the Surviving Corporation and applicable Law.

(b) The officers of the Company at the Effective Time shall be the officers of the Surviving Corporation immediately following the Effective Time until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation and applicable Law.

ARTICLE II

EFFECT OF THE MERGER ON THE CAPITAL STOCK

OF THE CONSTITUENT CORPORATIONS

SECTION 2.1 Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holders of any of the following securities:

(a) Merger Consideration. Each share of Common Stock (as defined below) issued and outstanding immediately prior to the Effective Time (each such share, a “Share”) (other than (i) Shares owned by Parent, Merger Sub or any other wholly owned Subsidiary of Parent immediately prior to the Effective Time and Shares owned by the Company, including Shares held in treasury by the Company, and in each case not held on behalf of third parties (collectively, the “Cancelled Shares”), (ii) Shares owned by any wholly owned Subsidiary of the Company immediately prior to the Effective Time and (iii) the Dissenting Shares (as defined below)) shall be converted automatically into and shall thereafter represent the right to receive $72.50 per share in cash, without interest (the “Per Share Merger Consideration”). At the Effective Time, all of the Shares that have been converted into a right to receive the Per Share Merger Consideration as provided in this Section 2.1(a) shall no longer be outstanding, shall be cancelled and extinguished automatically and shall cease to exist, and each former holder of such Shares that were outstanding immediately prior to the Effective Time will cease to have any rights with respect to such Shares, except for the right to receive the Per Share Merger Consideration to be paid in consideration therefor in accordance with this Article II.

(b) Cancellation of Cancelled Shares. Each Cancelled Share shall cease to be outstanding, be automatically cancelled without any conversion thereof or payment of any consideration therefor and shall cease to exist. For the avoidance of doubt, any Shares owned by any wholly owned Subsidiary of the Company shall remain outstanding and shall not represent the right to receive the Per Share Merger Consideration.

(c) Merger Sub. Each share of common stock, par value $0.001 per share, of Merger Sub, issued and outstanding immediately prior to the Effective Time, shall be converted into and become one validly issued, fully paid and non-assessable share of common stock, par value $0.001 per share, of the Surviving Corporation and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

SECTION 2.2 Treatment of Company Equity Awards.

(a) Treatment of Options. Immediately prior to the Effective Time, each outstanding option to purchase shares of Common Stock (an “Option”) under the Company Stock Plans, to the extent then unexercised, shall, automatically and without any required action on the part of the holder thereof, become immediately vested and be cancelled and shall only entitle the holder of such Option to receive (without interest), at or promptly after the Effective Time, an amount in cash equal to (x) the total number of shares of Common Stock subject to the Option multiplied by (y) the excess, if any, of the Per Share Merger Consideration over the exercise price per share of Common Stock under such Option, less applicable Taxes required to be withheld with respect to such payment. For the avoidance of doubt, any Option which has a per Share exercise price that is greater than or equal to the Per Share Merger Consideration shall be cancelled at the Effective Time for no consideration or payment.

(b) Treatment of RSUs. Immediately prior to the Effective Time, each outstanding restricted stock unit (other than a PSU) (a “RSU”) under the Company Stock Plans shall, automatically and without any required action on the part of the holder thereof, be cancelled and converted into the right of the holder of such RSU to receive (without interest), an amount in cash equal to (x) the total number of shares of Common Stock subject to such RSU immediately prior to the Effective Time multiplied by (y) the Per Share Merger Consideration (the “RSU Consideration”), less applicable Taxes required to be withheld with respect to such payment. Fifty percent (50%) of the RSU Consideration shall be paid at or promptly after the Effective Time (the “Effective Time RSU Consideration”) and the remaining 50% of the RSU Consideration shall become payable on January 31, 2027 (the “January 2027 RSU Consideration”), subject to the holder’s continued employment through such date, except as otherwise provided in any double-trigger vesting protections as applied to such RSU immediately prior to the Effective Time. For purposes of determining the portion of an RSU that is converted into the Effective Time RSU Consideration, the tranche or tranches of such RSU scheduled to vest on the earliest vesting date or dates following the Effective Time shall be applied first on a pro-rata basis. To the extent that any amount described in this Section 2.2(b) constitutes nonqualified deferred compensation subject to Section 409A of the Code, any payment with respect to such amount shall be made in accordance with this Agreement and the applicable terms thereof or, if later, at the earliest time permitted under the terms thereof that will not result in the application of a tax or penalty under Section 409A of the Code.

(c) Treatment of DSUs. Immediately prior to the Effective Time, each outstanding deferred stock unit (a “DSU”) under the Company Stock Plans shall, automatically and without any required action on the part of the holder thereof, become immediately vested and be cancelled and shall only entitle the holder of such DSU to receive (without interest), at or promptly after the Effective Time (or such later time as required to avoid imposition of additional taxes under Section 409A of the Code), an amount in cash equal to (x) the total number of shares of Common Stock subject to such DSU immediately prior to the Effective Time multiplied by (y) the Per Share Merger Consideration, less applicable Taxes required to be withheld with respect to such payment.

(d) Treatment of PSUs. Immediately prior to the Effective Time, each outstanding performance-based restricted stock unit (a “PSU”) under the Company Stock Plans shall, automatically and without any required action on the part of the holder thereof, be cancelled and converted into a cash award (with the performance conditions applicable to such PSU deemed achieved at target level) in an amount equal to (i) the number of shares of Common Stock subject to such PSU immediately prior to the Effective Time, multiplied by (ii) the Per Share Merger Consideration. Each PSU so converted shall continue to have, and shall be subject to, the same time vesting terms and conditions as applied to such PSU immediately prior to the Effective Time (which, for the avoidance of doubt, includes any double-trigger vesting protections, but will not include performance-based vesting conditions), except that such PSU shall be settled in cash in lieu of Shares, subject to any applicable Taxes required to be withheld with respect to such payment. To the extent that any amount described in this Section 2.2(d) constitutes nonqualified deferred compensation subject to Section 409A of the Code, any payment with respect to such amount shall be made in accordance with this Agreement and the applicable terms thereof or, if later, at the earliest time permitted under the terms thereof that will not result in the application of a tax or penalty under Section 409A of the Code.

(e) Corporate Actions. At or prior to the Effective Time, the Company, the Board of Directors of the Company or the Compensation Committee of the Board of Directors of the Company, as applicable, shall adopt any resolutions necessary to effectuate the provisions of this Section 2.2.

(f) Payment for Company Equity Awards. At or prior to the time that each award described Sections 2.2(a), 2.2(b), 2.2(c) and 2.2(d) is required to be paid to the applicable holder thereof (the “Award Payment Date”), Parent will deposit (or cause to be deposited) with the Company, by wire transfer of immediately available funds, the aggregate amount owed to holders of Options, RSUs, DSUs and PSUs (prior to giving effect to any required Tax withholdings as provided in Section 2.3(f)). As promptly as reasonably practicable following the applicable Award Payment Date, but in no event later than five (5) Business Days following the applicable Award Payment Date, the applicable former holders of Options, RSUs, DSUs and PSUs will receive a payment from the Surviving Corporation, through its payroll system or payroll provider, of all amounts required to be paid to such former holders in respect of Options, RSUs, DSUs, and PSUs that were cancelled and converted pursuant to Sections 2.2(a), 2.2(b), 2.2(c) or 2.2(d), as applicable (after giving effect to any required Tax withholdings as provided in Section 2.3(f)). Notwithstanding the foregoing, if any payment owed to a holder of Options, RSUs, DSUs and PSUs pursuant to Sections 2.2(a), 2.2(b), 2.2(c) or 2.2(d), as applicable, cannot be made through the Surviving Corporation’s payroll system or payroll provider, then the Surviving Corporation will issue a check for such payment to such holder (less applicable withholding Taxes), which check will be sent by courier to such holder at the address specified on such holder’s Form W-9 submitted to the Surviving Corporation promptly following the applicable Award Payment Date (but in no event more than five (5) Business Days thereafter).

SECTION 2.3 Surrender of Shares.

(a) Paying Agent. At the Effective Time, Parent or Merger Sub shall enter into an agreement in form and substance reasonably acceptable to the Company with a paying agent selected by Parent with the Company’s prior written approval, which approval shall not be unreasonably conditioned, withheld or delayed, to act as agent for the stockholders of the Company in connection with the Merger (the “Paying Agent”) to receive payment of the aggregate Per Share Merger Consideration to which the stockholders of the Company shall become entitled pursuant to Section 2.1(a). At the Effective Time, Parent shall deposit, or cause to be deposited, with the Paying Agent, a cash amount in immediately available funds sufficient in the aggregate to provide all funds necessary for the Paying Agent to pay the aggregate Per Share Merger Consideration to the holders of all of the Shares (other than Dissenting Shares) in trust for the benefit of the holders of the Shares that will be converted into the right to receive the Per Share Merger Consideration pursuant to Section 2.1(a) (such cash being hereinafter referred to as the “Exchange Fund”). The Paying Agent shall invest the Exchange Fund as reasonably directed by Parent; provided that such investments shall be in obligations of or fully guaranteed by the United States of America or any agency or instrumentality thereof and backed by the full faith and credit of the United States with a maturity of no more than thirty (30) days, in commercial paper obligations rated the highest quality by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $50 billion (based on the most recent financial statements of such bank that are then publicly available), or a combination of the foregoing; provided, that no such investment or loss thereon shall affect the amounts payable to holders of Certificates or Book-Entry Shares pursuant to this Article II. To the extent that there are losses with respect to such investments, or the Exchange Fund diminishes for other reasons below the level required (or all or any portion of the Exchange Fund is unavailable) to make prompt cash payment of the aggregate Per Share Merger Consideration as contemplated hereby, Parent shall promptly replace or restore, or cause to be replaced or restored, the cash in the Exchange Fund lost through such investments or other events so as to ensure that the Exchange Fund is at all times available and maintained at a level sufficient to make such cash payments. Any interest and other income resulting from such investment shall become a part of the Exchange Fund, and any amounts in excess of the amounts payable under Section 2.1(a) shall be promptly returned to Parent or the Surviving Corporation, as requested by Parent. The funds deposited with the Paying Agent pursuant to this Section 2.3(a) shall not be used for any purpose other than as contemplated by this Section 2.3(a).

(b) Exchange Procedures.

(i) Transmittal Materials. Promptly after the Effective Time (and in any event within two Business Days thereafter), the Surviving Corporation shall cause the Paying Agent to mail or otherwise provide to each former holder of record of a certificate or certificates that immediately prior to the Effective Time represented outstanding Shares, if any

(“Certificates”), and, if required by the Paying Agent, each former holder of record of Shares held in book-entry form (“Book-Entry Shares”) (other than holders of Cancelled Shares and Dissenting Shares) (A) transmittal materials, including a letter of transmittal in customary form as agreed by the Parties, specifying that delivery shall be effected, and risk of loss and title to the Certificates will pass, only upon delivery of the Certificates (or effective affidavits in lieu thereof in accordance with Section 2.3(e)) and a duly completed validly executed letter of transmittal with respect to such Certificates to the Paying Agent or, with respect to Book-Entry Shares, only upon delivery of an “agent’s message” regarding the book-entry transfer of Book-Entry Shares (or such other evidence, if any, of the transfer as the Paying Agent may reasonably request), such transmittal materials to be in such form and have such other provisions as Parent and the Company may reasonably agree, and (B) instructions for use in effecting the surrender of the Certificates or Book-Entry Shares, as applicable, in exchange for the Per Share Merger Consideration.

(ii) Certificates. Following the Effective Time, upon surrender of one or more Certificates (or effective affidavits in lieu thereof in accordance with Section 2.3(e)) to the Paying Agent in accordance with the terms of such transmittal materials and instructions as contemplated in Section 2.3(b)(i), together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, each holder of record of one or more Certificates, if any, shall be entitled to receive, and Parent shall cause the Paying Agent to pay and deliver as promptly as reasonably practicable after the Effective Time, a cash amount in immediately available funds (after giving effect to any required Tax withholdings as provided in Section 2.3(f)) equal to the product obtained by multiplying (A) the number of Shares represented by such Certificates by (B) the Per Share Merger Consideration, and the Certificates so surrendered shall immediately be cancelled. No interest will be paid or accrued on any amount payable upon due surrender of the Certificates.

(iii) Book-Entry Shares. Notwithstanding anything to the contrary contained in this Agreement, any holder of Book-Entry Shares will not be required to deliver a Certificate to receive the Per Share Merger Consideration. In lieu thereof, each holder of record of one or more Book-Entry Shares (other than Cancelled Shares and Dissenting Shares) shall upon receipt by the Paying Agent of an “agent’s message” in customary form (or such other evidence, if any, of the transfer as the Paying Agent may reasonably request) (it being understood that the holders of Book-Entry Shares shall be deemed to have surrendered such Shares upon receipt by the Paying Agent of such “agent’s message” or such other evidence, if any, as the Paying Agent may reasonably request) be entitled to receive, and Parent shall cause the Paying Agent to pay and deliver as promptly as reasonably practicable after the Effective Time, a cash amount in immediately available funds (after giving effect to any required Tax withholdings as provided in Section 2.3(f)) equal to the product obtained by multiplying (A) the number of Shares represented by such Book-Entry Shares by (B) the Per Share Merger Consideration, and the Book-Entry Shares so surrendered shall immediately be cancelled. No interest will be paid or accrued on any amount payable upon due surrender of the Book-Entry Shares.

(iv) Unrecorded Transfers; Other Payments. In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company or if payment of the Per Share Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificates or Book-Entry Shares, as applicable, are registered, a check for any cash to be exchanged upon due surrender of the Certificates or Book-Entry Shares, as applicable, may be issued to such transferee or other Person if the Certificates or Book-Entry Shares, as applicable, formerly representing such Shares are properly presented to the Paying Agent accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable transfer or other similar Taxes have been paid or are not applicable.

(v) Until surrendered as contemplated by this Section 2.3(b), each Certificate and Book-Entry Share (other than Cancelled Shares and Dissenting Shares) shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender (together, if applicable, with a letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required pursuant to such instructions (as applicable)) the applicable Per Share Merger Consideration as contemplated by this Article II. The Surviving Corporation shall pay all charges and expenses, including those of the Paying Agent, in connection with the exchange of Shares for the Per Share Merger Consideration.

(c) Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments thereof) that remains unclaimed by the former holders of Shares for 12 months after the Effective Time shall be delivered to the Surviving Corporation upon demand. Any holder of Certificates or Book-Entry Shares (other than Cancelled Shares and Dissenting Shares) who has not theretofore complied with this Article II shall thereafter be entitled to look to the Surviving Corporation for payment of the Per Share Merger Consideration (after giving effect to any required Tax withholdings as provided in Section 2.3(f)) upon delivery of evidence of Certificates or Book-Entry Shares acceptable to the Surviving Corporation, without any interest thereon in accordance with the provisions set forth in Section 2.3(b), and the Surviving Corporation shall remain liable for (subject to applicable abandoned property, escheat or other similar Laws) payment of such holder’s claim for the Per Share Merger Consideration payable upon due surrender of its Certificates or Book-Entry Shares. Notwithstanding anything to the contrary herein, none of the Surviving Corporation, Parent, the Company, the Paying Agent or any other Person shall be liable to any former holder of Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws. Any amounts remaining unclaimed by such holders immediately prior to such time at which such amounts would otherwise escheat to or become property of any Governmental Entity shall become, to the extent permitted by applicable Law, the property of the Surviving Corporation, free and clear of all claims of interest of any Person previously entitled thereto.

(d) Transfers. From and after the Effective Time, the stock transfer books of the Company shall be closed, and there shall be no transfers on the stock transfer books of the Surviving Corporation of the Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any evidence of a Certificate or Book-Entry Share is presented, and acceptable, to the Surviving Corporation, Parent or the Paying Agent for transfer, subject to compliance with the procedures set forth in this Article II, it shall be cancelled and exchanged for the cash amount in immediately available funds to which the holder thereof is entitled pursuant to Section 2.1(a) (without interest and less applicable withholding Taxes). The Per Share Merger Consideration paid upon surrender of Certificates or receipt by the Paying Agent of an “agent’s message”, if applicable, in the case of Book-Entry Shares in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to the Shares formerly represented by such Certificates or Book-Entry Shares, as applicable.

(e) Lost Certificates. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by Parent as a condition to the payment of any amount to which the holder of such Certificate is entitled as set forth in this Article II, the posting by such Person of a bond in customary amount and upon such customary terms as may be reasonably required by Parent as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate and, subject to such Person’s compliance with the exchange provisions set forth in Section 2.3(b)(i) (other than the surrender of a Certificate), the Paying Agent will issue a check in the amount (after giving effect to any required Tax withholdings as provided in Section 2.3(f)) equal to the amount the holder of such Certificate is entitled to as set forth in this Article II.

(f) Withholding Rights. Each of the Paying Agent, Parent and the Surviving Corporation shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Shares, Options, RSUs, DSUs and PSUs such amounts as it is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”) or any other applicable state, local or foreign Tax Law. To the extent that amounts are so deducted or withheld by the Paying Agent, the Surviving Corporation or Parent, as the case may be, such deducted or withheld amounts (i) shall be remitted by the Paying Agent, Parent or the Surviving Corporation, as applicable, to the applicable Taxing Authority, and (ii) shall be treated for all purposes of this Agreement as having been paid to the holder of Shares, Options, RSUs, DSUs and PSUs (as the case may be) in respect of which such deduction and withholding was made by the Paying Agent, the Surviving Corporation or Parent, as the case may be.

SECTION 2.4 Appraisal Rights. Notwithstanding anything in this Agreement to the contrary, if required by the DGCL (but only to the extent required thereby) any Shares that are issued and outstanding immediately prior to the Effective Time and that are held by holders who have not voted such Shares in favor of the adoption of this Agreement and who are entitled to and have properly demanded appraisal rights with respect thereto in accordance with Section 262 of the DGCL, have complied in all respects with Section 262 of the DGCL and have not effectively withdrawn such demand (collectively, the “Dissenting Shares”) shall not be converted into the right to receive the Per Share Merger Consideration as provided in Section 2.1(a), unless and until such Person shall have effectively withdrawn or otherwise lost or failed to perfect such Person’s right to appraisal or payment under the DGCL, at which time such Shares shall be treated as if they had been converted into and become exchangeable for the right to receive, as of the Effective Time, the Per Share Merger Consideration as provided in Section 2.1(a), without interest and after giving effect to any required Tax withholdings pursuant to Section 2.3(f), and such Shares shall not be deemed Dissenting Shares, and such holder thereof shall cease to have any other rights with respect to such Shares. Each Dissenting Share shall no longer be outstanding, shall automatically be cancelled and extinguished and shall cease to exist at the Effective Time, and each holder of Dissenting Shares shall be entitled to receive only the payment of the fair value of such Dissenting Shares in accordance with the provisions of, and as provided by, Section 262 of the DGCL with respect to such Dissenting Shares unless and until such Person shall have effectively withdrawn or otherwise lost or failed to perfect such Person’s right to appraisal or payment under the DGCL. The Company shall give Parent (a) prompt written notice of any written demands for appraisal or withdrawals of such demands, and any other instruments served pursuant to applicable Law that are received by or delivered to the Company relating to its stockholders’ rights of appraisal in connection with the Merger and (b) the opportunity to participate in all negotiations and proceedings with respect thereto. The Company shall not, except with the prior written consent of Parent, and prior to the Effective Time, Parent shall not, except with the prior written consent of the Company, make any payment with respect to any demands for appraisal or offer to settle or compromise, or settle or compromise or otherwise negotiate, any such demands, or approve any withdrawal of any such demands, or waive any failure to timely deliver a written demand for appraisal or otherwise to comply with the provisions under Section 262 of the DGCL, or propose or agree to do any of the foregoing.

SECTION 2.5 Adjustments. Notwithstanding anything to the contrary herein, in the event that the number of Shares or securities convertible or exchangeable into or exercisable for Shares issued and outstanding after the date hereof and prior to the Effective Time shall have been changed into a different number of Shares or securities or a different class as a result of a reclassification, stock split

(including a reverse stock split), combination, stock dividend or distribution, recapitalization, subdivision, merger, issuer tender or exchange offer, or other similar transaction, then the Per Share Merger Consideration shall be equitably adjusted to provide to Parent and the holders of Shares, Options, RSUs, DSUs and PSUs the same economic effect as contemplated by this Agreement prior to such event; provided that nothing in this Section 2.5 shall be construed to permit the Company, any Subsidiary of the Company or any other Person to take any action that is otherwise prohibited by the terms of this Agreement.

SECTION 2.6 Further Assurances. If at any time after the Effective Time, Parent or the Surviving Corporation reasonably believes or is advised that any further instruments, deeds, assignments, actions or assurances are reasonably necessary or desirable to consummate the Merger and the transactions contemplated hereby or to carry out the purposes and intent of this Agreement, then Parent and the Surviving Corporation and their respective officers and directors shall be authorized to execute and deliver, following the Effective Time, all such proper instruments, deeds, assignments or assurances and do all other things reasonably necessary or desirable to consummate the Merger and the transactions contemplated hereby and to carry out the purposes and intent of this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to Parent and Merger Sub that, except (i) as disclosed in the SEC Reports filed with, or furnished to, the SEC on or after January 1, 2025 and one (1) Business Day prior to the date of this Agreement (excluding any disclosures set forth in the SEC Reports only under the captions “Risk Factors” or “Forward-Looking Statements” to the extent they are cautionary, predictive or forward-looking in nature) or (ii) as set forth on the corresponding sections or subsections of the disclosure letter delivered to Parent by the Company concurrently with entering into this Agreement (the “Company Disclosure Letter”), it being acknowledged and agreed that disclosure of any item in any section or subsection of the Company Disclosure Letter shall also be deemed disclosure with respect to any other section or subsection of this Agreement to the extent the relevance of such item is reasonably apparent on the face of such disclosure:

SECTION 3.1 Organization and Qualification; Subsidiaries.

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted.

(b) The Company is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or present conduct of its business requires such qualification, except in each case where the failure to be so qualified or in good standing, would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(c) Section 3.1(c) of the Company Disclosure Letter sets forth a true, correct and complete list, as of the date of this Agreement, of (i) each of the Company’s Subsidiaries and the ownership interest of the Company in each such Subsidiary and (ii) the jurisdiction of organization of each such Subsidiary.

(d) Each Subsidiary of the Company is a legal entity duly organized, validly existing and, to the extent such concept is applicable, in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and, to the extent such concept is applicable, is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or present conduct of its business requires such qualification, except in each case where the failure to be so organized, existing, qualified or, to the extent such concept is applicable, in good standing, or to have such power or authority, would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

SECTION 3.2 Certificate of Incorporation and Bylaws.

(a) The Company has made available to Parent, prior to the date hereof, a true, correct and complete copy of the amended and restated certificate of incorporation, as amended to date (the “Certificate of Incorporation”), and the amended and restated by-laws, as amended to date (the “Bylaws”), of the Company as currently in effect. The Certificate of Incorporation and the Bylaws are in full force and effect, and the Company is not in violation of the foregoing documents in any material respect.

(b) No Subsidiary of the Company is in violation of any provision of its organizational documents, except for such violations that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

SECTION 3.3 Capitalization. The authorized capital stock of the Company consists of (i) 400,000,000 shares of common stock, par value $0.00001 per share (the “Common Stock”), and (ii) 50,000,000 shares of preferred stock, par value $0.00001 per share (the “Preferred Stock”).

(a) As of the close of business on May 27, 2026 (the “Capitalization Date”):

(i) no shares of Preferred Stock were issued or outstanding;

(ii) 92,074,857 shares of Common Stock were issued and outstanding and 71,176,413 shares of Common Stock were held by the Company in its treasury; and

(iii) there were (A) 1,570,935 shares of Common Stock underlying outstanding Options, (B) 646,963 shares of Common Stock underlying outstanding RSUs and DSUs and (C) 450,409 shares of Common Stock underlying outstanding PSUs (calculated based on deemed target-level performance achievement), in each such case as granted or provided for under the Company Stock Plans, along with the applicable award agreements with respect to which any Company Equity Awards have been issued thereunder, and pursuant to which any Company Equity Awards are outstanding.

(b) From the close of business on the Capitalization Date until the date of this Agreement, no Company Equity Awards have been granted and no shares of Common Stock or Preferred Stock have been issued, except for shares of Common Stock issued pursuant to the exercise or vesting of Options or the vesting or settlement of RSUs, DSUs and PSUs, in each case in accordance with the terms of the Company Stock Plans. Except as set forth in Section 3.3(a) or on Section 3.3(b) of the Company Disclosure Letter, as of the date of this Agreement, (i) there are not outstanding or authorized any (A) shares of capital stock or other voting securities of the Company, (B) securities of the Company convertible into or exchangeable for shares of capital stock or voting securities of the Company or (C) options, warrants, calls, phantom stock or other rights to acquire from the Company, or obligations of the Company to issue or sell, any capital stock, voting securities or securities convertible into, exercisable for, or exchangeable for, or giving any Person a right to subscribe for or acquire, any capital stock or voting securities of the Company (collectively, “Company Securities”) and (ii) there are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any Company Securities. All outstanding shares of Common Stock, and all shares of Common Stock reserved for issuance as noted in Section 3.3(a), when issued in accordance with the respective terms thereof, are or will be duly authorized, validly issued, fully paid and non-assessable and not subject to or issued in violation of pre-emptive rights. Each of the outstanding shares of capital stock or other ownership interests of each of the Company’s Subsidiaries is duly authorized, validly issued, fully paid and non-assessable and all such shares are owned by the Company or a Subsidiary of the Company and are owned free and clear of all Liens, agreements, limitations in voting rights, charges or other encumbrances of any nature whatsoever, except (x) for transfer restrictions of general applicability arising under securities laws or (y) where any such failure to own any such shares free and clear would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter.

SECTION 3.4 Authority. The Company has all requisite corporate power and authority, and has taken all corporate action necessary, to execute and deliver this Agreement, to perform its obligations hereunder and, assuming the accuracy of the representation set forth in the first sentence of Section 4.10, to consummate the Merger and the other transactions contemplated hereby, subject only to the adoption of this Agreement by the affirmative vote (in person or by proxy) of the holders of a majority of all of the outstanding shares of Common Stock entitled to vote thereon at the Stockholders Meeting, or any adjournment or postponement thereof (the “Company Requisite Vote”) and the filing of the Certificate of Merger with the Secretary of State of the State of Delaware. This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery hereof by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to the effects of applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally, general equitable principles (whether considered in a proceeding in equity or at law) and any implied covenant of good faith and fair dealing (the “Bankruptcy and Equity Exception”). The Board of Directors of the Company, at a duly called and held meeting, has adopted resolutions (i) approving and declaring the advisability of this Agreement and the transactions contemplated hereby, including the Merger, (ii) determined that this Agreement and the transactions contemplated hereby, including the Merger, are advisable, fair to and in the best interests of the Company and the Company’s stockholders, (iii) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, (iv) subject to the terms of this Agreement, resolved to recommend that the stockholders of the Company vote in favor of the adoption of this Agreement and the Merger in accordance with the terms hereof (the “Recommendation”) and (v) directed that this Agreement be submitted to the stockholders of the Company at the Stockholders Meeting for their adoption. The only vote of the stockholders of any class or series of capital stock of the Company which is required under applicable Law and the Certificate of Incorporation and Bylaws to adopt and approve this Agreement, including the Merger, and the transactions contemplated hereby is the Company Requisite Vote.

SECTION 3.5 No Conflict; Required Filings and Consents.

(a) Except as set forth on Section 3.5(a) of the Company Disclosure Letter, the execution, delivery and performance of this Agreement by the Company and the consummation of the Merger and the other transactions contemplated hereby do not and will not (i) breach, violate or conflict with the Certificate of Incorporation or Bylaws, (ii) assuming that all consents, approvals and authorizations contemplated by subsection (b) below have been obtained, all filings described in such clauses have been made and the Company Requisite Vote has been obtained, conflict with, breach or violate any Law or Privacy Requirement applicable to the Company or any of its Subsidiaries or by which its or any of their respective properties or assets are bound or (iii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would become a default), require a consent or result in the loss of a benefit under, or give rise to any right of termination, cancellation, amendment or acceleration of, or result in the creation of a Lien (except a Permitted Lien) on any of the material assets of the Company pursuant to, any Material Contract, except, in the case of clauses (ii) and (iii), for any such conflict, violation, breach, default, loss, right or other occurrence which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or which would not reasonably be expected to prevent the consummation by the Company of the transactions contemplated by this Agreement, and in each case other than as may arise in connection with facts and circumstances particular to Parent and its Affiliates.

(b) Subject to the accuracy of Parent’s and Merger Sub’s representations set forth in Section 4.3(b), the execution, delivery and performance of this Agreement by the Company and the consummation of the Merger and the other transactions contemplated hereby by the Company do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any governmental, quasi-governmental or regulatory (including stock exchange) authority, agency, court, commission, government sponsored enterprise or other governmental body, whether foreign or domestic, of any country, nation, republic, federation or similar entity or any state, county, parish or municipality, jurisdiction or other political subdivision thereof (each, a “Governmental Entity”), except for (i) compliance with the applicable requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder (including the filing of the Proxy Statement), and state securities, takeover and “blue sky” laws, (ii) the filing of a premerger notification and report form by the Company under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (iii) compliance with the applicable requirements of NYSE, (iv) the filing with the Secretary of State of the State of Delaware of the Certificate of Merger as required by the DGCL, (v) any filings, notifications or approvals required under applicable mortgage, insurance and escrow Laws or as otherwise required by a Governmental Entity in connection with the change of control of the Company or any of its Subsidiaries as set forth in Section 3.5(b) of the Company Disclosure Letter, (vi) any filings, notifications or approvals required under applicable mortgages, or deeds of trust, security interests or other encumbrances on title related to indebtedness in connection with the change of control of the Company or any of its Subsidiaries and (vii) any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not reasonably be expected to (A) prevent the consummation by the Company of the transactions contemplated by this Agreement or (B) have, individually or in the aggregate, a Material Adverse Effect.

SECTION 3.6 Compliance. The business of the Company and its Subsidiaries is not, and since January 1, 2024 has not been, in violation of any Law applicable to the Company or any of its Subsidiaries, except for violations that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The Company and its Subsidiaries have all permits, licenses, authorizations, exemptions, orders, consents, approvals and franchises from Governmental Entities (“Licenses”) required to conduct their respective businesses and own, lease and operate their respective assets and properties as being conducted as of the date hereof and as of the Effective Time, except for any such Licenses the absence of which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

SECTION 3.7 SEC Filings; Financial Statements; Undisclosed Liabilities.

(a) The Company has filed or furnished all forms, reports, statements, certifications and other documents (including all exhibits and other information incorporated therein, amendments and supplements thereto) in each case required to be filed or furnished on or prior to the date hereof by it with the U.S. Securities and Exchange Commission (the “SEC”) (all such forms, reports, statements, certificates and other documents, including all exhibits and other information incorporated therein, amendments and supplements thereto, collectively, the “SEC Reports”) since January 1, 2025 (the “Applicable Date”) through the date hereof (all such SEC Reports filed since the Applicable Date through the date hereof, the “Applicable Reports”). As of their respective SEC filing dates, or, if amended or superseded by a subsequent filing made prior to the date of this Agreement, as of the date of the last such amendment or superseding filing prior to the date of this Agreement, the Applicable Reports complied as to form in all material respects with the applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”), the Exchange Act and the Sarbanes-Oxley Act of 2002, as the case may be, and the applicable rules and regulations promulgated thereunder, each as in effect on the date of any such filing. As of the time of filing with the SEC (or, if amended prior to the date of this Agreement, as of the date of such amendment), none of the Applicable Reports so filed contained, when filed, any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent that the information in such Applicable Reports has been amended or superseded by a later Applicable Report filed prior to the date of this Agreement. Since the Applicable Date, the Company has been in compliance in all material respects with the applicable listing and corporate governance rules and regulations of NYSE.

(b) The audited consolidated financial statements of the Company and its Subsidiaries (including all notes thereto) included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025 filed with the SEC have been prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries at the respective dates thereof (taking into account the notes thereto) and the consolidated statements of operations, cash flows and changes in stockholders’ equity for the periods indicated. The unaudited consolidated financial statements of the Company and its Subsidiaries (including any related notes thereto) for all interim periods included in the Company’s quarterly reports on Form 10-Q filed with the SEC since the Applicable Date and included in the Applicable Reports have been prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto and except for the absence of footnote disclosures and normal period-end adjustments as permitted by GAAP and the rules and regulations of the SEC) and fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries as of the respective dates thereof (taking into account the notes thereto) and the consolidated statements of operations and cash flows for the periods indicated (subject to normal period-end adjustments as permitted by GAAP and the rules and regulations of the SEC).

(c) Except as has not had, individually or in the aggregate, a Material Adverse Effect, the Company has established and maintains disclosure controls and procedures and internal controls over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rules 13a-15 and 15d-15 of the Exchange Act. Such disclosure controls and procedures are effective to ensure that material information required to be disclosed by the Company is recorded and reported on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC and other public disclosure documents under the Exchange Act. Except as has not had, individually or in the aggregate, a Material Adverse Effect, the Company has maintained internal control over financial reporting (as defined in Rule 13a-5 or 15d-5, as applicable, under the Exchange Act). Such internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. None of the Company, its Subsidiaries, the Board of Directors of the Company or, to the Knowledge of the Company, the Company’s independent registered accountant has identified or been made aware of: (i) any significant deficiency or material weakness in the design or operation of the internal control over financial reporting utilized by the Company or any of its Subsidiaries, (ii) any illegal act or fraud, whether or not material, that involves the management of the Company or other Company Employees who have a significant role in the Company’s or its Subsidiaries’ internal control over financial reporting or (iii) any claim or allegation regarding any of the foregoing.

(d) Except (i) as disclosed, reflected, accrued or reserved against in the financial statements (including all notes thereto) of the Company contained in (A) the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025 or (B) the unaudited consolidated financial statements of the Company and its Subsidiaries (including any related notes thereto) for the quarterly period ended March 31, 2026, (ii) for liabilities or obligations incurred in the ordinary course of business since December 31, 2025; (iii) for liabilities or obligations which have been discharged or paid in full prior to the date of this Agreement; or (iv) for liabilities or obligations permitted by this Agreement or incurred pursuant to the transactions contemplated by this Agreement, neither the Company nor any of its Subsidiaries has any liabilities or obligations of a nature required by GAAP to be reflected in a consolidated balance sheet or disclosed in the notes thereto, other than those which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

SECTION 3.8 Contracts.

(a) Except (i) for this Agreement, (ii) for the Contracts filed as exhibits to the Applicable Reports, (iii) for the Company Plans or (iv) as set forth on Section 3.8(a) of the Company Disclosure Letter, as of the date hereof, neither the Company nor any of its Subsidiaries is party to or bound by any note, bond, mortgage, indenture, contract, agreement, lease or other similar instrument (each, a “Contract”) which is in effect as of the date hereof (or pursuant to which the Company or any of its Subsidiaries has any continuing obligations as of the date hereof) and to which the Company or any of its Subsidiaries is party or by which the Company or any of its Subsidiaries is bound, that:

(i) is an indenture, credit agreement, loan agreement, security agreement, guarantee, bond or similar Contract pursuant to which any indebtedness of the Company or any of its Subsidiaries, in each case in excess of $300 million, is outstanding, other than any such Contract between or among any of the Company and any of its Subsidiaries;

(ii) is (A) for the sale of any of its assets after the date hereof for consideration in excess of $100 million, other than sales in the ordinary course of business, or (B) which contains a put, call, right of first refusal or similar right pursuant to which the Company or any of its Subsidiaries would be required to purchase or sell, as applicable, any equity interests of any Person, other than rights that would result in a purchase or sale of less than $100 million individually or in the aggregate;

(iii) has directly resulted in rental payments by the Company or any of its Subsidiaries of more than $100 million in the aggregate for the prior fiscal year for any lease of real property;

(iv) with respect to any acquisition and divestiture pursuant to which the Company or any of its Subsidiaries has continuing “earn-out” or other contingent payment obligations, in each case, that would reasonably be expected to result in payments in excess of $10 million;

(v) is between the Company or any of its Subsidiaries, on the one hand, and any director or officer of the Company or any of its Subsidiaries, on the other hand, that provides for the indemnification (including any obligations to advance funds or expenses) of such director or officer of the Company or any of its Subsidiaries; and

(vi) would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act disclosed by the Company on a Current Report on Form 8-K (provided, that such Contracts need not be set forth on Section 3.8(a)(vi) of the Company Disclosure Letter if true, correct and complete copies (subject to redaction) have been filed as exhibits to the Applicable Reports prior to the date hereof).

Each Contract required to be set forth on Section 3.8(a) of the Company Disclosure Letter or filed as an exhibit to the Applicable Reports as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act (in each case, excluding any Company Plan) is referred to herein as a “Material Contract”.

(b) Each of the Material Contracts is valid and binding on the Company and each of its Subsidiaries party thereto and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, subject to the Bankruptcy and Equity Exception, except (i) to the extent that any Material Contract expires or terminates in accordance with its terms, and (ii) for such failures to be valid and binding or to be in full force and effect that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, as of the date hereof (x) neither the Company nor, to the Knowledge of the Company, any of its Subsidiaries has received written notice from any other party to a Material Contract that such other party intends to terminate, not renew, or renegotiate in any material respects the terms of any such Material Contract (except in accordance with the terms thereof) and (y) there is no breach or default under any Material Contract by the Company or any of its Subsidiaries and no event has occurred that with or without the lapse of time or the giving of notice or both would constitute a default thereunder by the Company or any of its Subsidiaries.

SECTION 3.9 Absence of Certain Changes or Events. (a) Since March 31, 2026 through the date of this Agreement, except as contemplated by this Agreement, the Company and its Subsidiaries have operated the business in the ordinary course of business, and have not taken any action that, if taken after the date hereof, would require the consent of Parent pursuant to the terms of Section 5.1(b)(i), (iv), (vi), (vii), (x), (xii), (xiii), (xvi) and (xvii) (solely with respect to clauses (i), (iv), (vi), (vii), (x), (xii), (xiii) and (xvi)) and (b) since March 31, 2026 there has not occurred any event, development, change, effect or occurrence that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

SECTION 3.10 Absence of Litigation. As of the date of this Agreement, there are no suits, claims, actions, investigations, proceedings, or arbitrations (each, an “Action”) pending or, to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries, other than any such Action that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. As of the date of this Agreement, neither the Company nor any of its Subsidiaries or any of their respective material properties or assets is or are subject to any order, writ, judgment, injunction, decree or award except for those that would not reasonably be expected to (A) have, individually or in the aggregate, a Material Adverse Effect or (B) prevent or materially impair the consummation by the Company of the transactions contemplated by this Agreement.

SECTION 3.11 Employee Benefit Plans.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) each Company Plan has been established and administered in accordance with its terms and in compliance with the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), the Code, and other applicable Laws, rules and regulations and (ii) with respect to each Company Plan, as of the date of this Agreement, no actions, suits or claims (other than routine claims for benefits in the ordinary course) are pending or, to the Knowledge of the Company, threatened in writing. Each Company Plan which is intended to be qualified under Section 401(a) of the Code has received a determination letter to that effect from the Internal Revenue Service (the “IRS”) and, to the Knowledge of the Company, no circumstances exist which would reasonably be expected to materially adversely affect such qualification.

(b) Except as set forth on Section 3.11(b) of the Company Disclosure Letter, no Company Plan provides for post-employment or retiree health benefits, except to the extent required by Part 6 of Subtitle B of Title I of ERISA or Section 4980B of the Code, or similar Laws.

(c) Except as set forth on Section 3.11(c) of the Company Disclosure Letter, no Company Plan is a plan that is subject to Section 302 of Title IV of ERISA or Section 412 of the Code.

(d) Except as set forth on Section 3.11(d) of the Company Disclosure Letter, no Company Plan exists that as a result of the consummation of the transactions contemplated by this Agreement would (i) accelerate the time of payment, vesting, or funding, or increase the amount of compensation or benefit due any such Company Employee under any Company Plan, except as expressly provided in this Agreement, or (ii) result in any payments or benefits which would not reasonably be expected to be deductible under Section 280G of the Code.

SECTION 3.12 Labor and Employment Matters.

(a) Except as set forth on Section 3.12(a) of the Company Disclosure Letter, neither the Company nor any Subsidiary is a party to any collective bargaining agreement with any labor organization or other representative of any Company Employees, nor is any such agreement being negotiated by the Company as of the date hereof. As of the date hereof, there are no material strikes, work stoppages, slowdowns, lockouts or similar material labor disputes pending or, to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries and since the Applicable Date there has been no such material action. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, there are, and since the Applicable Date there has been, no (a) unfair labor practice complaints pending against the Company or any Subsidiary before the National Labor Relations Board or any other labor relations tribunal or authority or, to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries, (b) to the Knowledge of the Company, union organizing efforts regarding any Company Employees, or (c) liabilities or obligations under the Worker Adjustment and Retraining Notification Act of 1988, as amended, and the regulations promulgated thereunder or any similar state or local Law that remain unsatisfied.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company and its Subsidiaries are, and since the Applicable Date, have been in compliance with all applicable labor and employment Laws in each jurisdiction of operation, including, without limitation, those governing wages, hours, termination of employment, discrimination, harassment, retaliation, employee whistleblowing, disability rights, pay equity, pay transparency, employment equity, workers’ compensation, unemployment insurance, occupational safety and health, employee privacy, immigration, work authorization, labor relations, and employee and independent contractor classification.

(c) Since the Applicable Date, neither the Company nor any of its Subsidiaries have been party to a settlement agreement with a current or former director or executive officer of the Company or any of its Subsidiaries resolving material allegations of sexual harassment. To the Knowledge of the Company, there are no, and since the Applicable Date, there have been no material allegations of sexual harassment raised by or raised against any current or former director or executive officer of the Company or any of its Subsidiaries.

SECTION 3.13 Insurance. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (a) all insurance policies of the Company and its Subsidiaries which are material to the Company and its Subsidiaries taken as a whole are in full force and effect and provide insurance in such amounts and against such risks as is sufficient to comply with applicable Law and as is customary in all material respects in the industries in which the Company and its Subsidiaries operate and (b) all premiums due with respect to such material insurance policies have been paid in accordance with the terms thereof.

SECTION 3.14 Properties.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company or one of its Subsidiaries holds good and valid title in their respective interests in any owned real property.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company or a Subsidiary of the Company has a good and valid leasehold, or other interest in, or otherwise has a valid right of possession, use or access to, all items of real and tangible personal property that are material to the business of the Company and its Subsidiaries, taken as a whole, in each case free and clear of all liens, encumbrances, defects, and imperfections of title (“Liens”) (except in all cases for (A) Liens permissible under any applicable loan agreements and indentures, (B) statutory liens securing payments not yet delinquent, (C) imperfections or irregularities of title, Liens, charges, easements, covenants, conditions or other similar matters or restrictions or encumbrances as do not materially affect the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties as currently conducted, (D) imperfections or irregularities of title, Liens, easements, rights of way, covenants, conditions or other similar matters or restrictions or exclusions that are matters of public record or which would be shown by a current title report or other similar report and any condition or other matter that may be shown or disclosed by a current and accurate survey or physical inspection of the real property, (E) Liens affecting the interest of the grantor or lessor of any easements, leases, or subleases affecting any real property which were not granted by the Company or any of its Subsidiaries, (F) statutory Liens and Liens of lessors granted pursuant to the terms of leases for which no amounts are due and payable, (G) Liens for current Taxes or other governmental charges not yet delinquent or for Taxes that are being contested in good faith by appropriate proceeding and for which adequate reserves have been provided, (H) pledges or deposits made in the ordinary course of business to secure obligations under workers’ compensation, unemployment insurance, social security, retirement and similar Laws or similar legislation or to secure public or statutory obligations, (I) mechanics’, carriers’, workmen’s, repairmen’s Liens or other like encumbrances arising or incurred in the ordinary course of business, statutory or common law Liens or encumbrances to secure landlords, lessors, grantors or renters under leases, subleases, easements or rental agreements and (J) mortgages, or deeds of trust, security interests or other encumbrances on title related to indebtedness reflected on the consolidated financial statements of the Company (items in clauses (A) through (J) referred to herein as “Permitted Liens”)); provided that no representation is made under this Section 3.14 with respect to any Intellectual Property.

SECTION 3.15 Tax Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect:

(a) The Company and each of its Subsidiaries (A) have duly filed all Tax Returns required to be filed by any of them and all such filed Tax Returns are complete and accurate in all material respects, (B) have paid all Taxes that are shown as due on such filed Tax Returns and (C) have not waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(b) No Tax audits, examinations, investigations or other proceedings by any Taxing Authority with respect to the Company or any of its Subsidiaries are currently pending.

(c) There are no Liens for Taxes on any of the assets of the Company other than Liens described in clause (F) of the definition of Permitted Liens.

(d) Neither the Company nor any of its Subsidiaries has participated in any “listed transactions” within the meaning of Treasury Regulations Section 1.6011-4.

(e) Neither the Company nor any of its Subsidiaries (A) has any liability for the Taxes of any Person (other than the Company or its Subsidiaries) under Treasury Regulations Section 1.1502-6 or any similar provision of state, local or foreign Law, (B) is a party to or bound by any material Tax sharing agreement, Tax allocation agreement or Tax indemnity agreement (other than any other commercial agreements or contracts not primarily related to Tax or any agreement among or between only the Company and/or any of its Subsidiaries) or (C) has been either a “distributing corporation” or a “controlled corporation” in a transaction intended to be governed by Section 355 of the Code in the two-year period ending on the date of this Agreement.

(f) No written claim has been made by a Taxing Authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns such that it is or may be subject to taxation by, or required to file any Tax Return in, that jurisdiction that has not since been withdrawn or otherwise settled.

SECTION 3.16 Proxy Statement. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in the proxy statement to be sent to the stockholders of the Company in connection with the Stockholders Meeting (such proxy statement, as amended or supplemented, the “Proxy Statement”) will, on the date it (and any amendment or supplement thereto) is first filed with the SEC, or at the time it is first mailed to the stockholders of the Company or at the time of the Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading. The Proxy Statement will, at the time of the Stockholders Meeting, comply as to form in all material respects with the applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any statement made in the Proxy Statement based on information supplied by or on behalf of Parent or Merger Sub or any of their respective Representatives which is contained or incorporated by reference in the Proxy Statement.

SECTION 3.17 Intellectual Property; Privacy and Data Security. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect:

(a) the Company and its Subsidiaries own their material proprietary Intellectual Property, free and clear of all Liens, except Permitted Liens, and the registrations and applications for same are subsisting, unexpired and, to the Knowledge of the Company, valid and enforceable;

(b) to the Knowledge of the Company, (i) the current conduct by the Company and its Subsidiaries of their businesses does not infringe the Intellectual Property of any third party and (ii) the Intellectual Property of the Company and its Subsidiaries is not being infringed by any third party;

(c) the Company and its Subsidiaries take reasonable efforts to protect the integrity, security and continuous operation of their computer networks and systems, which operate and perform as required in connection with the conduct of their businesses;

(d) to the Knowledge of the Company, (i) such computer networks and systems do not contain any material malware, viruses, “trojan horses”, worms, bugs, defects or other corruptants and (ii) there have been no breaches, outages or violations of same since the Applicable Date (except for those that were resolved without material cost, liability or the duty to notify any Person);

(e) no Person other than employees or service providers of the Company and its Subsidiaries has the current or contingent right to access any material source code of the Company or any of its Subsidiaries;

(f) no software included in the Company’s material proprietary Intellectual Property that is distributed or made available to others contains, is derived from or links to any software governed by an “open source” or similar license, in each case, in a manner that would require the licensing or availability to others of any material source code of the Company or any of its Subsidiaries under such circumstances; and

(g) all Persons who created or invented any material proprietary Intellectual Property of the Company or any of its Subsidiaries have assigned to the Company or one of its Subsidiaries, to the extent permitted under applicable Law, all of their rights in such material proprietary Intellectual Property that do not vest in the Company or one of its Subsidiaries by operation of Law.

SECTION 3.18 Environmental Matters.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect: (i) neither the Company nor any of its Subsidiaries is in violation of any applicable Environmental Law; (ii) the Company and its Subsidiaries have all Licenses required under any applicable Environmental Laws to conduct their respective businesses and own, lease and operate their respective assets and properties as being conducted as of the date hereof and as of the Effective Time, and is in compliance with the requirements of such Licenses; and (iii) as of the date of this Agreement, there are no Actions pursuant to Environmental Laws that are pending or, to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries, and neither the Company nor any of its Subsidiaries or any of their respective material properties or assets is or are subject to any order, writ, judgment, injunction, decree or award pursuant to Environmental Laws.

(b) For purposes of this Agreement, the term “Environmental Laws” means Laws regarding pollution or protection of the environment.

SECTION 3.19 Sanctions; Anti-Corruption; Anti-Money Laundering.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, in the last five years the Company and its Subsidiaries have been in compliance with Sanctions, Anti-Corruption Laws, and applicable Anti-Money Laundering Laws.

(b) Since January 1, 2023, none of the Company nor any of its Subsidiaries, nor any of their respective officers or directors, or, to the Knowledge of the Company, any of their respective employees or agents where acting on behalf of the Company or its respective Subsidiaries (i) is or has been a Sanctioned Person; (ii) has participated in any transaction or business dealing with any Sanctioned Person or in any Sanctioned Country, except to the extent permitted or authorized under relevant Sanctions; or (iii) has maintained or maintains any offices, branches, operations, assets, or investments in any Sanctioned Country.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, since January 1, 2023, neither the Company or any of its Subsidiaries has received any written communication from any Governmental Entity or has made any voluntary or involuntary disclosure to a Governmental Entity related to any actual, potential, or alleged violation of Sanctions, Anti-Corruption Laws, or Anti-Money Laundering Laws.

SECTION 3.20 Opinion of Financial Advisors. Goldman Sachs & Co. LLC has delivered to the Board of Directors of the Company its opinion to the effect that, as of the date of this Agreement and subject to the various assumptions, procedures, matters, qualifications and limitations on the scope of the review undertaken by Goldman Sachs & Co. LLC set forth therein, the Per Share Merger Consideration to be paid to the holders (other than Parent and its Affiliates) of Common Stock pursuant to this Agreement is fair from a financial point of view to such holders of Common Stock. Moelis & Company LLC (together with Goldman Sachs & Co. LLC, the “Financial Advisors”) has delivered to the Board of Directors of the Company its opinion to the effect that, as of the date thereof and subject to the various assumptions, procedures, matters, qualifications and limitations on the scope of the review undertaken by Moelis & Company LLC set forth therein, the Per Share Merger Consideration to be received by the holders of Common Stock in the Merger is fair from a financial point of view to such holders.

SECTION 3.21 Brokers. No broker, finder or investment banker (other than the Financial Advisors) is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by and on behalf of the Company or any of its Subsidiaries.

SECTION 3.22 Takeover Statutes. Assuming the accuracy of the representations and warranties contained in Section 4.9, no “fair price”, “moratorium”, “control share acquisition” or other similar antitakeover statute or regulation enacted under state or federal Laws in the United States applicable to the Company or similar provisions under the organizational documents of the Company is applicable to this Agreement or the transactions contemplated hereby, including the Merger.

SECTION 3.23 Vote/Approval Required. Assuming the accuracy of the representation and warranty in Section 4.10, the affirmative vote of the holders of a majority of all of the outstanding shares of Common Stock, as determined in accordance with the Company’s Certificate of Incorporation, to approve this Agreement, is the only vote or consent of the holders of any class or series of capital stock of the Company or any of its Affiliates necessary to approve this Agreement or the transactions contemplated hereby, including the Merger.

SECTION 3.24 Affiliate Transactions. To the Knowledge of the Company, there are not, as of the date hereof, any related party transactions, agreements, arrangements or understandings between the Company or its Subsidiaries, on the one hand, and the Company’s Affiliates (other than wholly owned

Subsidiaries of the Company), any director or officer of the Company or any of its Subsidiaries or any Person beneficially owning five percent (5%) or more of the outstanding Shares, on the other hand, in each case, that would be required to be disclosed by the Company under Item 404 of Regulation S-K under the Securities Act, that has not been so disclosed.

SECTION 3.25 No Other Representations or Warranties. Except for the representations and warranties contained in this Article III or in any Transaction Document, neither the Company nor any other Person on behalf of the Company makes any other express or implied representation or warranty with respect to the Company or with respect to any other information provided to Parent or Merger Sub. Neither the Company nor any other Person will have or be subject to any liability to Parent, Merger Sub or any other Person resulting from the distribution to Parent or Merger Sub, or Parent’s or Merger Sub’s use of, any such information (other than any representations and warranties contained in this Article III or in any Transaction Document), including any information, documents, projections, forecasts or other material made available to Parent or Merger Sub or their Representatives in certain “data rooms” or management presentations in expectation of the transactions contemplated by this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF

PARENT AND MERGER SUB

Parent and Merger Sub each hereby represents and warrants to the Company that:

SECTION 4.1 Organization. Each of Parent and Merger Sub is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and, to the extent such concept is applicable, is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified or, to the extent such concept is applicable, in good standing, or to have such power or authority, would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect (as defined below). Parent has made available to the Company prior to the date of this Agreement a complete and correct copy of the certificates of incorporation and bylaws of Parent and Merger Sub, each as amended to the date of this Agreement, and each as so delivered is in full force and effect. Neither Parent nor Merger Sub is in violation of its certificate of incorporation or bylaws in any material respect.

SECTION 4.2 Authority. Each of Parent and Merger Sub has all requisite corporate power and authority, and has taken all corporate or other action necessary, in order to execute, deliver and perform its obligations under, this Agreement, and to consummate the Merger and the other transactions contemplated hereby. The execution, delivery and performance of this Agreement by each of Parent and Merger Sub and the consummation by each of Parent and Merger Sub of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate or similar action by the Boards of Directors of Parent and Merger Sub and, immediately following the execution of this Agreement, Parent will approve and adopt this Agreement and the transactions contemplated hereby, including the Merger, in its capacity as sole stockholder of Merger Sub and promptly deliver to the Company evidence of its vote or action by written consent approving and adopting this Agreement in accordance with applicable Law and the certificate of incorporation and bylaws of Merger Sub, and no other corporate proceedings or stockholder or similar action on the part of Parent or Merger Sub or any of their Affiliates are necessary to authorize this Agreement, to perform their respective obligations hereunder, or to consummate the transactions contemplated hereby (other than the filing with the Secretary of State of the

State of Delaware of the Certificate of Merger as required by the DGCL). This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming the due authorization, execution and delivery hereof by the Company, is a valid and binding agreement of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

SECTION 4.3 No Conflict; Required Filings and Consents.

(a) The execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation of the Merger and the other transactions contemplated hereby do not and will not, (i) breach, violate or conflict with the certificate of incorporation, bylaws or other governing documents of Parent, the certificate of incorporation or bylaws of Merger Sub or the comparable governing instruments of any of their respective Subsidiaries, (ii) assuming that all consents, approvals and authorizations contemplated by subsection (b) below have been obtained, and all filings described in such clauses have been made, conflict with, breach or violate any Law or Privacy Requirement applicable to Parent or Merger Sub or by which either of them or any of their respective properties or assets are bound or (iii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would become a default), require a consent or result in the loss of a benefit under, or give rise to any right of termination, cancellation, amendment or acceleration of, or result in the creation of a Lien (except a Permitted Lien) on any of the material assets of Parent or Merger Sub pursuant to, any Contracts to which Parent or Merger Sub, or any Affiliate thereof, is a party or by which Parent or Merger Sub or any of their Affiliates or its or their respective properties are bound (including any Contract to which an Affiliate of Parent or Merger Sub is a party), except, in the case of clauses (ii) and (iii), for any such conflict, violation, breach, default, loss, right or other occurrence which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) The execution, delivery and performance of this Agreement by each of Parent and Merger Sub and the consummation of the Merger and the other transactions contemplated hereby by each of Parent and Merger Sub do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any Governmental Entity, except for (i) compliance with the applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder (including the filing of the Proxy Statement) and state securities, takeover and “blue sky” laws, (ii) the filing of a premerger notification and report form under the HSR Act, (iii) compliance with the applicable requirements of NYSE, (iv) the filing with the Secretary of State of the State of Delaware of the Certificate of Merger as required by the DGCL, (v) any filings, notifications or approvals required under applicable mortgage, insurance and escrow Laws or as otherwise required by a Governmental Entity in connection with the change of control of the Company or any of its Subsidiaries as set forth in Section 3.5(b) of the Company Disclosure Letter and (vi) any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

SECTION 4.4 Absence of Litigation. As of the date of this Agreement, there are no Actions pending or, to the knowledge of Parent, threatened against Parent or Merger Sub or any of their respective Subsidiaries, other than any such Action that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Neither Parent nor any of its Subsidiaries nor any of their respective material properties or assets is or are subject to any order, writ, judgment, injunction, decree or award, except for those that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

SECTION 4.5 Operations and Ownership of Merger Sub. The authorized capital stock of Merger Sub consists solely of 1,000 shares of common stock, par value $0.001 per share, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at and immediately prior to the Effective Time will be, owned by Parent. Merger Sub has been formed solely for the purpose of engaging in the transactions contemplated hereby and prior to the Effective Time will have engaged in no other business activities and will have no assets, liabilities or obligations of any nature other than (i) as expressly contemplated herein or in any other Transaction Document and (ii) liabilities and obligations incidental to its formation and the ordinary course maintenance of its existence.

SECTION 4.6 Proxy Statement. None of the information supplied or to be supplied by or on behalf of each of Parent and Merger Sub for inclusion or incorporation by reference in the Proxy Statement will, on the date it (and any amendment or supplement thereto) is first filed with the SEC, or at the time it is first mailed to the stockholders of the Company or at the time of the Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading. Notwithstanding the foregoing, Parent and Merger Sub make no representation or warranty with respect to any statement made in the Proxy Statement based on information supplied by the Company or any of its Representatives which is contained or incorporated by reference in the Proxy Statement.

SECTION 4.7 Financing. Parent and Merger Sub have, and at all times through the Closing shall have, sufficient funds available to finance and consummate the transactions contemplated by this Agreement and the Transaction Documents.

SECTION 4.8 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission for which the Company will be liable in connection with the transactions contemplated by this Agreement based upon arrangements made by and on behalf of Parent or Merger Sub.

SECTION 4.9 Ownership of Shares. Neither Parent nor any of its Subsidiaries nor any “affiliate” or “associate” (as such terms are defined in Section 203 of the DGCL) thereof is, or has been at any time during the period commencing three (3) years prior to the date hereof, an “interested stockholder” (as such term is defined in Section 203 of the DGCL) of the Company. None of Parent, Merger Sub or any of their respective Affiliates beneficially owns (as defined in Rule 13d-3 under the Exchange Act), or has, during the three years prior to the date of this Agreement, beneficially owned, any shares of Common Stock or any securities that are convertible into or exchangeable or exercisable for shares of Common Stock, or holds any rights to acquire or vote any shares of Common Stock, or any option, warrant, convertible security, stock appreciation right, swap agreement or other security, contract right or derivative position, whether or not presently exercisable, that provides Parent, Merger Sub, or any of their respective Affiliates or Subsidiaries with an exercise or conversion privilege or a settlement payment or mechanism at a price related to the value of the shares of Common Stock or a value determined in whole or part with reference to, or derived in whole or part from, the value of the shares of Common Stock, in any case without regard to whether (i) such derivative conveys any voting rights in such securities to such Person or such Person’s Affiliates, (ii) such derivative is required to be, or capable of being, settled through delivery of securities or (iii) such Person or such Person’s Affiliates may have entered into other transactions that hedge the economic effect of such derivative.

SECTION 4.10 Vote/Approval Required. No vote or consent of the holders of any class or series of capital stock of Parent or any of its Affiliates (other than Merger Sub) is necessary to approve this Agreement or the transactions contemplated hereby, including the Merger. The adoption of this Agreement by Parent as the sole stockholder of Merger Sub (which shall have occurred immediately following the execution of this Agreement) is the only vote or consent of the holders of any class or series of capital stock of Merger Sub necessary to approve this Agreement or the transactions contemplated hereby, including the Merger.

SECTION 4.11 Solvency. Assuming that (a) the conditions to the obligation of Parent and Merger Sub to consummate the Merger set forth in Sections 7.1 and 7.2 have been satisfied or waived and (b) the representations and warranties of the Company in Article III are true, correct and accurate in all material respects, then immediately following the Effective Time and after giving effect to all of the transactions contemplated by this Agreement, the payment of the aggregate consideration to which the stockholders and other equity holders of the Company are entitled under Article II, funding of any obligations of the Surviving Corporation or its Subsidiaries which become due or payable by the Surviving Corporation and its Subsidiaries in connection with, or as a result of, the Merger and payment of all related fees and expenses, each of Parent, the Surviving Corporation and each of their respective Subsidiaries will not: (i) be insolvent (either because its financial condition is such that the sum of its debts, including contingent and other liabilities, is greater than the fair market value of its assets or because the fair saleable value of its assets is less than the amount required to pay its probable liability on its existing debts, including contingent and other liabilities, as they mature); (ii) have unreasonably small capital for the operation of the businesses in which it is engaged or proposed to be engaged; or (iii) have incurred debts, or be expected to incur debts, including contingent and other liabilities, beyond its ability to pay them as they become due.

SECTION 4.12 Certain Arrangements. As of the date of this Agreement, none of Parent, Merger Sub or any of their respective Affiliates or any other Person on behalf of Parent or Merger Sub or their respective Affiliates has entered into any contract, commitment, agreement, instrument, obligation, arrangement, understanding or undertaking, whether written or oral, with any stockholder of the Company or any member of the Company’s management or directors that is related to the Company, the transactions contemplated by this Agreement or to the management of the Surviving Corporation following the Effective Time.

SECTION 4.13 No Other Information. Except for the representations and warranties contained in this Article IV, none of Parent, Merger Sub or any other Person on behalf of Parent or Merger Sub makes any other express or implied representation or warranty with respect to Parent or Merger Sub.

SECTION 4.14 Access to Information; Disclaimer. Parent and Merger Sub each acknowledges and agrees that it (a) has had an opportunity to discuss the business of the Company and its Subsidiaries with the management of the Company, (b) has had reasonable access to (i) the books and records of the Company and its Subsidiaries and (ii) the documents provided by the Company for purposes of the transactions contemplated by this Agreement, (c) has been afforded the opportunity to ask questions of and receive answers from officers of the Company and (d) has conducted its own independent investigation of the Company and its Subsidiaries, their respective businesses and the transactions contemplated hereby, and has not relied on any representation, warranty or other statement by any Person on behalf of the Company or any of its Subsidiaries, other than the representations and warranties of the Company expressly contained in Article III of this Agreement or any Transaction Document and that all other representations and warranties are specifically disclaimed. Without limiting the foregoing, each of Parent and Merger Sub further acknowledges and agrees that none of the Company or any of its stockholders, directors, officers, employees, Affiliates, advisors, agents or other Representatives has made any representation or warranty concerning any estimates, projections, forecasts, business plans or other forward-looking information regarding the Company, its Subsidiaries or their respective businesses and operations. Each of Parent and Merger Sub hereby acknowledges that there are uncertainties inherent in attempting to develop such estimates, projections, forecasts, business plans and other forward-looking information with which Parent and Merger Sub are familiar, that Parent and

Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, business plans and other forward-looking information furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, business plans and other forward-looking information), and that Parent and Merger Sub will have no claim against the Company or any of its stockholders, directors, officers, employees, Affiliates, advisors, agents or other Representatives with respect thereto.

ARTICLE V

CONDUCT OF BUSINESS PENDING THE MERGER

SECTION 5.1 Conduct of Business of the Company Pending the Merger. From the date of this Agreement until the earlier of the Effective Time and the valid termination of this Agreement in accordance with Article VIII, except (v) as otherwise contemplated by this Agreement, (w) as set forth on Section 5.1 of the Company Disclosure Letter, (x) as required by applicable Laws or any Governmental Entity or (y) as Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), (a) the Company shall use its commercially reasonable efforts to conduct the business of the Company and its Subsidiaries in the ordinary and usual course of business in all material respects and, to the extent consistent with the foregoing, to preserve substantially intact in all material respects its business organization and material business relationships with, customers and vendors and (b) without limiting the foregoing (it being agreed that no action or omission by the Company or its Subsidiaries with respect to matters specifically addressed by any provision of this Section 5.1(b) shall be deemed a breach of Section 5.1(a) unless such action or omission would constitute a breach of such relevant provision of this Section 5.1(b)), the Company shall not and shall cause each of its Subsidiaries not to:

(i) amend or otherwise change the Certificate of Incorporation or Bylaws or amend or otherwise change in any material respect the certificate of incorporation, bylaws or other applicable organizational documents of the Subsidiaries of the Company;

(ii) other than in the ordinary course of business, make any acquisition of (whether by merger, consolidation or acquisition of stock or substantially all of the assets), or make any investment in any interest in, any corporation, partnership or other business organization or division thereof, in each case, except for (A) purchases of assets pursuant to existing Contracts, (B) acquisitions or investments not to exceed $300 million in the aggregate, or (C) investments in any Subsidiaries of the Company;

(iii) issue, sell, or dispose of (or authorize the issuance, sale or disposition of), any shares of capital stock, voting securities or other ownership interest, or any options, warrants, convertible securities or other rights of any kind to acquire or receive any shares of capital stock, any voting securities or other ownership interest (including stock appreciation rights, phantom stock or similar instruments), of the Company or any of its Subsidiaries (except for (a) the issuance of shares of Common Stock upon the exercise, vesting or settlement of Options, RSUs, DSUs or PSUs, (b) any issuance, sale or disposition to the Company or a Subsidiary of the Company by any Subsidiary of the Company or (c) the grant of Options, RSUs, DSUs and PSUs or any other award permitted to be granted under the Company Stock Plans in connection with the Company’s equity grant process for new hires or promotions in amounts not to exceed those set forth on Section 5.1(b)(iii) of the Company Disclosure Letter);

(iv) reclassify, combine, split, subdivide, redeem, purchase or otherwise acquire any shares of capital stock of the Company (except for (a) the acquisition of shares of Common Stock tendered by directors or employees in connection with a cashless exercise of Options or in order to pay Taxes in connection with the exercise of Options or (b) the settlement of any RSUs, DSUs and PSUs pursuant to the terms of the Company Stock Plans), or reclassify, combine, split or subdivide any capital stock or other ownership interests of any of the Company’s Subsidiaries;

(v) except under the Credit Facility, the Warehouse Facilities or indebtedness permitted pursuant to clause (viii) of this Section 5.1(b), create or incur any Lien, other than Permitted Liens, in excess of $300 million of notional debt in the aggregate on any material assets of the Company or its Subsidiaries;

(vi) sell or otherwise dispose of (whether by merger, consolidation or disposition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof or otherwise sell, assign, allow to expire or otherwise dispose of any material assets, rights or properties, in each case, other than (A) sales or dispositions of assets in the ordinary course of business or pursuant to existing Contracts, (B) assignments of leases or sub-leases in the ordinary course of business or (C) non-exclusive licenses to Intellectual Property granted in the ordinary course of business or (D) other dispositions of assets, rights or properties with a value of less than $50 million in the aggregate;

(vii) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (except for any dividend or distribution by a Subsidiary of the Company to the Company or any Subsidiary of the Company);

(viii) except for borrowings under the Credit Facility and the Warehouse Facilities and except for intercompany loans between the Company and any of its Subsidiaries or between any Subsidiaries of the Company, incur indebtedness for borrowed money in excess of $300 million in the aggregate, or assume, guarantee or endorse the obligations of any Person (other than a Subsidiary of the Company), in each case, in excess of $300 million in the aggregate, other than (A) indebtedness for borrowed money or guarantees incurred in the ordinary course of business, (B) in replacement of existing indebtedness for borrowed money on terms substantially consistent with or more beneficial than the indebtedness being replaced, (C) guarantees incurred in compliance with this Section 5.1 by the Company of indebtedness of Subsidiaries of the Company, or (D) any commodity, currency, sale, capped call or hedging agreements which can be terminated without penalty;

(ix) except as contemplated by Section 6.9 or pursuant to any Company Plan, (A) increase the compensation or benefits of any of its directors, officers or employees (except in the ordinary course of business consistent with past practice with respect to employees who are not directors or executive officers, including pursuant to the Company’s regular merit review process, including any ordinary course new hires or promotions), (B) grant any severance or termination pay to any Company Employee not provided for under any Company Plan (except in the ordinary course of business or as required by applicable Law), (C) establish, adopt, enter into, amend or terminate any employment, consulting or severance agreement or arrangement with any of its current or former directors, officers or other employees, except for offers of employment or in connection with promotions in the ordinary course of business or in connection with a replacement hiring, or (D) grant any equity or equity-based awards, except as permitted under Section 5.1(b)(iii)(c);

(x) make any material change in any accounting principles, except as may be appropriate to conform to changes in statutory or regulatory accounting rules or GAAP or regulatory requirements with respect thereto;

(xi) other than in the ordinary course of business or as required by applicable Law or GAAP, (A) make any material change to any method of Tax accounting, (B) make or change any material Tax election, (C) surrender any claim for a refund of material Taxes, or (D) enter into any closing agreement with respect to any material Taxes, or (E) settle or compromise any material Tax liability, in each case which, individually or in the aggregate, would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

(xii) adopt any shareholder rights plan;

(xiii) (A) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, business combination, restructuring, recapitalization or other reorganization (other than this Agreement), or (B) transfer, lease, license, sell, mortgage, pledge, dispose of or encumber any material assets with a value in excess of $50 million, individually or in the aggregate, except in this clause (B), in the ordinary course of business consistent with past practice;

(xiv) other than in the ordinary course of business, (A) enter into any Contract that would, if entered into prior to the date hereof, be a Material Contract (other than a Material Contract of the type required to be disclosed under clauses (i), (iii) and (v) of the definition of Material Contract (each, a “Specified Contract”)), or (B) (1) modify, amend, extend or voluntarily terminate (other than non-renewals occurring in the ordinary course of business consistent with past practice) any Material Contract (other than a Specified Contract) or (2) waive, release or assign any rights or claims thereunder;

(xv) other than in the ordinary course of business consistent with past practice or as reasonably required to effect any other transaction permitted under this Section 5.1(b), enter into any Contract that would have been a Material Contract had it been entered into prior to this Agreement, amend, modify or terminate any Material Contract, in each case, in a manner materially adverse to the Company, or waive, release or assign any material rights or claims thereunder, other than (A) expirations and renewals of any Material Contract in the ordinary course of business consistent with past practice in accordance with the terms thereof in effect as of the date of this Agreement, (B) non-exclusive licenses, covenants not to sue, releases, waivers or other non-exclusive rights of Intellectual Property or (C) any agreement among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries;

(xvi) other than any Transaction Litigation, settle or compromise any one litigation or series of related litigation, other than settlements or compromises of litigation where the amount paid (net of insurance proceeds receivable) does not exceed $30 million or, if greater, does not exceed the total amount reserved for such matter in the Company’s financial statements; or

(xvii) agree to do any of the foregoing actions described in Section 5.1(b)(i) through Section 5.1(b)(xvi).

SECTION 5.2 No Control of Other Party’s Business. Without in any way limiting any Party’s rights or obligations under this Agreement (including Section 5.1), nothing contained in this Agreement shall give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct Parent’s or its Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, each of the Company and Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

ARTICLE VI

ADDITIONAL AGREEMENTS

SECTION 6.1 Non-Solicitation; Acquisition Proposals.

(a) Subject to the provisions of this Section 6.1, from the date hereof until the earlier of the Effective Time or, if earlier, the valid termination of this Agreement in accordance with Section 8.1, the Company agrees that it shall not, and shall cause its Subsidiaries, Affiliates and its and their respective directors, officers, employees, investment bankers, attorneys, accountants and other advisors or representatives (collectively, “Representatives”) not to, directly or indirectly, (i) solicit, initiate, knowingly facilitate or knowingly encourage the making or submission of, any indication of interest, proposal or offer that constitutes, or could reasonably be expected to lead to, any Acquisition Proposal, (ii) (A) enter into, continue or otherwise participate in any discussions or negotiations regarding or (B) furnish to any Person (other than Parent, Merger Sub and their Affiliates) any non-public information of the Company or any of its Subsidiaries, in each case, in connection with or for the purpose of knowingly encouraging or facilitating, an Acquisition Proposal (except, in each case, solely to notify such Person as to the existence of the provisions of this Section 6.1), (iii) enter into any letter of intent, understanding, agreement in principle or agreement (whether written or oral, binding or non-binding, preliminary or definitive) providing for any Acquisition Proposal (except for confidentiality agreements permitted under Section 6.1(b)), (iv) approve, endorse or recommend, or publicly propose to approve, endorse or recommend, any Acquisition Proposal or (v) take any action to make any provision of any “fair price,” “moratorium,” “control share acquisition,” or other form of antitakeover statute or regulation (or any related provision in the Certificate of Incorporation or Bylaws) inapplicable to any transactions contemplated by an Acquisition Proposal. The Company agrees that it shall, and shall cause its Subsidiaries and its and their respective officers and directors, and shall instruct each of its other Representatives, to (1) immediately following the execution of this Agreement cease and cause to be terminated any solicitations, discussions or negotiations with any Person (other than Parent, Merger Sub and their respective Affiliates and Representatives) in connection with any Acquisition Proposal, and (2) request that any Person (other than Parent, Merger Sub and their respective Representatives) that has prior to the date hereof executed a confidentiality agreement in connection with its consideration of acquiring the Company to return or destroy all confidential information regarding the Company and its Subsidiaries in accordance with the applicable confidentiality agreement between the Company and such Person. The Company shall promptly (and in any event within twenty-four (24) hours of receipt) notify Parent in writing of (A) the receipt by the Company, any of its Subsidiaries or any of their Representatives of an Acquisition Proposal, or (B) any proposal or offer received by the Company, any of its Subsidiaries or any of their Representatives with respect to, or that would reasonably be expected to lead to, an Acquisition Proposal, which notice shall include a copy of any such Acquisition Proposal, offer or proposal (including any draft agreements submitted therewith). In addition, from and after the date hereof, the Company shall (i) notify Parent in writing if the Company determines to begin providing information or to engage in discussions or negotiations concerning an Acquisition Proposal in connection with clause (b) below, (ii) keep Parent reasonably informed in all material respects of the status and terms (including any material change to the terms of any such Acquisition Proposal) of any such Acquisition Proposal, offer or proposal and (iii) provide Parent promptly after the receipt or delivery of copies of all written proposals, offers or draft agreements sent or provided to the Company, its Affiliates or its Representatives from any Person that describes any of the terms or conditions of any such Acquisition Proposal, inquiry, offer or proposal.

(b) Notwithstanding anything in Section 6.1(a) to the contrary, at any time prior to obtaining the Company Requisite Vote, if the Company receives an Acquisition Proposal that did not result from a breach of the first sentence of Section 6.1(a) that the Board of Directors determines in good faith after consultation with outside legal and financial advisors would reasonably be expected to result in a Superior Proposal, the Company may take the following actions: (x) furnish nonpublic information to the third party making such Acquisition Proposal, as well as its Representatives, if, and only if, prior to so furnishing such information, the third party has executed an Acceptable Confidentiality Agreement, and (y) engage in discussions or negotiations with the third party with respect to the Acquisition Proposal. Notwithstanding anything to the contrary contained herein, the Company will not be required to enforce, and may grant a waiver, amendment or release under, any confidentiality or standstill agreement solely to the extent necessary to allow for a private Acquisition Proposal to be made directly to the Company or the Board of Directors of the Company so long as the Company promptly notifies Parent thereof (but not the identity of such Person subject to the relevant agreement).

(c) Except as set forth in this Section 6.1, the Board of Directors shall not (i) withdraw (or modify in any manner adverse to Parent or Merger Sub), or propose publicly to withdraw (or modify in any manner adverse to Parent or Merger Sub), the Recommendation, (ii) approve or recommend to the Company’s stockholders, or publicly propose to approve or recommend to the Company’s stockholders, any Acquisition Proposal, (iii) fail to reaffirm publicly the Recommendation within five (5) Business Days of a request therefor in writing from Parent following the public disclosure of an Acquisition Proposal (other than the type referred to in the following clause (v)) (provided that such a request may be made by Parent only once with respect to each Acquisition Proposal and each amended Acquisition Proposal), (iv) fail to include the Recommendation in the Proxy Statement or (v) fail to publish, send or provide to the holders of Shares, pursuant to Rule 14e-2(a) under the Exchange Act a statement recommending against any Acquisition Proposal that is a tender or exchange offer and publicly reaffirm the Recommendation within ten (10) Business Days after the commencement (within the meaning of Rule 14d-2 under the Exchange Act) of such tender offer or exchange offer or fail to maintain such recommendation against such offer at any time before such offer has expired or been withdrawn (any such action, a “Change of Recommendation”). Anything to the contrary set forth in this Agreement notwithstanding, prior to obtaining the Company Requisite Vote, the Board of Directors may, in response to a Superior Proposal received by the Company after the date of this Agreement that did not result from a breach of the first sentence of Section 6.1(a), (x) make a Change of Recommendation or (y) cause the Company to terminate this Agreement pursuant to Section 8.1(d)(ii) in order to enter into a definitive written agreement providing for such Superior Proposal substantially concurrently with such termination; provided, however, that the Board of Directors shall not be entitled to make such a Change of Recommendation or cause any termination of this Agreement pursuant to Section 8.1(d)(ii) (A) unless the Board of Directors shall have first determined in good faith, after consultation with its outside legal counsel and financial advisors, that such Acquisition Proposal constitutes a Superior Proposal, and the Company shall have given Parent at least four (4) Business Days’ written notice (a “Superior Proposal Notice”) advising Parent of such determination and its intention to make such a Change of Recommendation or terminate this Agreement, which Superior Proposal Notice shall include a description of the material terms and conditions of the Superior Proposal that is the basis for the proposed action of the Board of Directors, and a copy of any written offer or proposal, proposed definitive agreement, and any other related documents for such Superior Proposal, if any, (B) during such four (4) Business Day period, if requested by Parent, the Company, its Subsidiaries and their respective Representatives shall engage in good faith negotiations with Parent and its Representatives to amend the terms and conditions of this Agreement in such a manner so that such Acquisition Proposal would cease to constitute a Superior Proposal and (C) at the end of such four (4) Business Day period, after taking into account any proposals made by Parent to amend the terms of this Agreement during the period following delivery of such Superior Proposal Notice, the Board of Directors concludes in good faith after consultation with outside legal and financial advisors that the Superior Proposal giving rise to the Superior Proposal Notice continues to constitute a Superior Proposal; provided, that any material modifications to the terms of the Superior Proposal (including any change in the form or amount of consideration) shall commence a new notice period under clause (A) of two (2) Business Days.

(d) Anything to the contrary set forth in this Agreement notwithstanding, prior to obtaining the Company Requisite Vote, the Board of Directors may, in response to an Intervening Event, make a Change of Recommendation contemplated by clauses (i) or (iv) of the definition thereof if the Board of Directors determines in good faith, after consultation with the Company’s outside legal counsel, that the failure of the Board of Directors to take such action would be inconsistent with its fiduciary duties under applicable Law; provided, however, that the Board of Directors shall not be entitled to make such a Change of Recommendation (i) unless the Company shall have given Parent at least four (4) Business Days’ written notice (an “Intervening Event Notice”) advising Parent of its intention to make such a Change of Recommendation, which Intervening Event Notice shall include a description of the applicable Intervening Event, (ii) during such four (4) Business Day period, if requested by Parent, the Company, its Subsidiaries and their respective Representatives shall engage in good faith negotiations with Parent and its Representatives to amend the terms and conditions of this Agreement in such a manner that would permit the Board of Directors, consistent with its fiduciaries duties, not to make such Change of Recommendation and (iii) unless, at the end of such notice period, after taking into account any proposals made by Parent to amend the terms of this Agreement during the period following delivery of such Intervening Event Notice, the Board of Directors determines in good faith, after consultation with the Company’s outside legal counsel, that the failure of the Board of Directors to make such Change of Recommendation contemplated by clauses (i) or (iv) of the definition thereof would continue to be inconsistent with its fiduciary duties under applicable Law.

(e) Nothing contained in this Agreement shall prohibit the Company or its Board of Directors from (i) taking or disclosing to its stockholders a position contemplated by Rules 14d-9, 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or from issuing a “stop, look and listen” statement pending disclosure of its position thereunder or (ii) making any disclosure to its stockholders if the Board of Directors determines in good faith, after consultation with the Company’s outside legal counsel, that the failure of the Board of Directors to make such disclosure would be reasonably likely to be inconsistent with the directors’ exercise of their fiduciary duties to the Company’s stockholders under applicable Law. A “stop, look and listen” disclosure pursuant to Rule 14d-9(f) under the Exchange Act in connection with a tender or exchange offer shall not constitute a Change of Recommendation. For the avoidance of doubt, this Section 6.1(e) shall not permit the Board of Directors to make a Change of Recommendation other than in accordance with Section 6.1(c) or Section 6.1(d).

(f) For purposes of this Agreement, the following terms shall have the meanings assigned below:

(i) “Acquisition Proposal” means any bona fide indication of interest, proposal or offer made by any Person or group (as defined under Section 16 of the Exchange Act) (other than by Parent, Merger Sub or its Affiliates) related to, for or that would result in (i) a merger, reorganization, share exchange, consolidation, business combination, recapitalization or similar transaction involving the Company, (ii) the direct or indirect acquisition by any Person or group (as defined under Section 16 of the Exchange Act) of (A) more than fifteen percent (15%) of the assets of the Company and its Subsidiaries, on a consolidated basis, or (B) assets of the Company and its Subsidiaries to which more than fifteen percent (15%) of the revenues or earnings of the Company and its Subsidiaries, on a consolidated basis, are attributable for the most recent fiscal year for which the audited financial statements are then available, or (iii) the direct or indirect acquisition by any Person or group (as defined under Section 16 of the Exchange Act) of, or a tender offer or exchange offer that if consummated would result in such Person or group beneficially owning, more than fifteen percent (15%) of the outstanding Shares or more than fifteen percent (15%) of the total voting power of the Company or any of its Subsidiaries, in each of the foregoing clauses (i), (ii) and (iii), whether in a single transaction or a series of related transactions.

(ii) “Superior Proposal” means a bona fide, unsolicited written Acquisition Proposal, substituting in the definition thereof “fifty percent (50%)” for “fifteen percent (15%)” in each place it appears, that the Board of Directors determines in good faith, after consultation with the Company’s outside financial and legal advisors, and considering such factors as the Board of Directors considers to be appropriate (including (1) financial terms and (2) certainty and timing of closing and payment) to be more favorable to the Company and its stockholders than the transactions contemplated by this Agreement and to be reasonably capable of being consummated on the terms proposed.

(iii) “Intervening Event” means any event, change, occurrence or development that is material to the Company and its Subsidiaries taken as a whole that (i) is unknown and not reasonably foreseeable to the Board of Directors as of the date hereof, or if known and reasonably foreseeable to the Board of Directors as of the date hereof, the material consequences of which were not known and reasonably foreseeable to the Board of Directors as of the date hereof and (ii) does not involve or relate to (1) an Acquisition Proposal, (2) changes in general economic, political or financial conditions or markets (including changes in interest rates, exchange rates, stock, bond or debt prices), (3) the fact in and of itself that the Company met or exceeded internal or analysts’ expectations, projections, forecasts, guidance, estimates, budgets or results of operations (it being understood that the underlying facts giving rise or contributing to such event may be taken into account in determining whether there has been an Intervening Event, to the extent not otherwise expressly prohibited by this definition) or (4) any event, development or occurrence that results from the announcement, pendency and consummation of this Agreement.

SECTION 6.2 Proxy Statement.

(a) The Company shall prepare and file with the SEC, as promptly as reasonably practicable after the date of this Agreement, the Proxy Statement. Parent, Merger Sub and the Company will cooperate with each other in the preparation of the Proxy Statement.

(b) Subject to applicable Law, and anything in this Agreement to the contrary notwithstanding, prior to the filing of the Proxy Statement (or any amendment or supplement thereto), or any dissemination thereof to the stockholders of the Company, or responding to any comments from the SEC with respect thereto, the Company shall provide Parent and its counsel with a reasonable opportunity to review and to comment on such document or response (other than in connection with a Change of Recommendation), which comments the Company shall consider in good faith. Each of Parent and Merger Sub shall furnish to the Company the information relating to it required by the Exchange Act and the rules and regulations promulgated thereunder to be set forth in the Proxy Statement. The Parties shall promptly notify each other upon the receipt of any comments from the SEC or its staff or any request from the SEC or its staff for amendments or supplements to the Proxy Statement and shall provide to the other Parties copies of all substantive written correspondence between it and its Representatives, on the one hand, and the SEC and its staff, on the other hand, relating to the Proxy Statement. The Company shall use its reasonable best efforts to, and Parent and Merger Sub shall cooperate to, resolve all SEC comments with respect to the Proxy Statement as promptly as reasonably practicable after receipt thereof. The Company shall file the definitive Proxy Statement with the SEC and cause the definitive Proxy Statement to be mailed to holders of Common Stock as of the record date established for the Stockholders Meeting promptly following the earlier of (i) the tenth day after the Proxy Statement is initially filed with the SEC if the SEC has not informed the Company that it will review the Proxy Statement or (ii) confirmation by the SEC that the SEC has no further comments on the Proxy Statement.

(c) If at any time prior to the Stockholders Meeting any information relating to the Company or Parent, or any of their respective Affiliates, should be discovered by a Party, which information should be set forth in an amendment or supplement to the Proxy Statement, the Party that discovers such information shall promptly notify the other Party and the Company shall prepare (with the assistance and cooperation of Parent) and mail to its stockholders such an amendment or supplement, in each case, to the extent required by applicable Law. Each of the Company, Parent and Merger Sub agrees to promptly (i) correct any information provided by it specifically for use in the Proxy Statement if and to the extent that such information shall have become false or misleading in any material respect and (ii) supplement the information provided by it specifically for use in the Proxy Statement to include any information that shall become necessary in order to make the statements in the Proxy Statement, in light of the circumstances under which they were made, not misleading. The Company further agrees to cause the Proxy Statement as so corrected or supplemented promptly to be filed with the SEC and to be disseminated to its stockholders, in each case as and to the extent required by applicable Law.

SECTION 6.3 Stockholders Meeting. Subject to the other provisions of this Agreement, the Company shall (i) take all action, including such actions required by NYSE and SEC rules and as required by the DGCL and the Certificate of Incorporation and Bylaws to set a record date for, duly call, give notice of, convene and hold a meeting of its stockholders promptly following, and in any event no more than thirty (30) days after, the mailing of the Proxy Statement for the purpose of obtaining (A) the Company Requisite Vote and (B) if so desired and mutually agreed, a vote upon other matters of the type customarily brought before a meeting of stockholders in connection with the approval of a merger agreement or the transactions contemplated thereby (the “Stockholders Meeting”), and (ii) subject to a Change of Recommendation in accordance with Section 6.1, use reasonable best efforts to solicit from its stockholders proxies in favor of the approval of this Agreement and otherwise use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, necessary, proper or advisable on its part to cause the Company Requisite Vote to be received at the Stockholders Meeting, and shall comply with all legal requirements applicable to the Stockholders Meeting. The Company shall keep Parent informed on a reasonably current basis of the status of its efforts to solicit such approval following the dissemination of the Proxy Statement to the Company’s stockholders. The Company shall not, without the prior written consent of Parent, adjourn, postpone or otherwise delay the Stockholders Meeting; provided, that the Company may, without the prior written consent of Parent (and shall, on the reasonable request of Parent), adjourn or postpone the Stockholders Meeting (A) if the Company believes in good faith that such adjournment or postponement is reasonably necessary to allow reasonable additional time to (1) solicit additional proxies necessary to obtain the Company Requisite Vote, whether or not a quorum is present, or (2) distribute any supplement or amendment to the Proxy Statement that the Board of Directors has determined (which subsequent distribution shall be made as promptly as practicable) in good faith after consultation with outside legal counsel is required to be filed and disseminated under applicable Law and for such supplement or amendment to be reviewed by the Company’s stockholders prior to the Stockholders Meeting, (B) if the Company reasonably believes that there will be insufficient Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Stockholders Meeting, or (C) if and to the extent such postponement or adjournment of the Stockholders Meeting is required by applicable Law or on account of a force majeure event or emergency. The foregoing notwithstanding, the Company may not, without the prior written consent of Parent, postpone or adjourn the Stockholders Meeting pursuant to clause (A)(1)

or (B) of the immediately preceding sentence for a period of more than five (5) Business Days on any single occasion or, on any occasion, to a date after the earlier of (x) ten (10) Business Days after the date on which the Stockholders Meeting was originally scheduled and (y) ten (10) Business Days before the End Date (it being understood that postponements or adjournments that fall within the scope of both clause (A)(1) and clause (C) shall be deemed to be covered by clause (A)(1) for purposes of this sentence unless an order of a court or other Governmental Entity of competent jurisdiction has specified a requirement for the timing of such adjournment or postponement that conflicts with this sentence).

SECTION 6.4 Further Action; Efforts.

(a) Subject to the terms and conditions of this Agreement, each Party will use its reasonable best efforts to (and, in the case of Parent, cause each of its Subsidiaries and Affiliates (collectively, the “Parent Group”) to) take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws and regulations to consummate the Merger and the other transactions contemplated by this Agreement. In furtherance and not in limitation of the foregoing, each Party hereto agrees to (i) make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby as promptly as practicable and in any event within five (5) Business Days of the date hereof and (ii) as promptly as practicable, file any notification or other filing or form necessary to obtain the approval, consent, or clearance required in connection with the licenses and approvals held by its Subsidiaries and Affiliates set forth on Section 3.5(a) of the Company Disclosure Letter and (iii) supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act or any other applicable Law and take any and all other actions necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods under the HSR Act or any other applicable Law as soon as practicable.

(b) Each of Parent Group and Merger Sub, on the one hand, and the Company, on the other hand, shall, in connection with the efforts referenced in Section 6.4(a) to obtain all requisite approvals and authorizations or expiration of waiting periods for the transactions contemplated by this Agreement under the HSR Act or any other applicable Antitrust Law or other applicable Law, (i) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party; (ii) subject to applicable Law and Privacy Requirements, furnish to the other Party as promptly as practicable all information required for any application or other filing to be made by the other Party pursuant to any applicable Law in connection with the transactions contemplated by this Agreement; (iii) promptly notify the other Party of any substantive communication received by such Party from, or given by such Party to, the Federal Trade Commission (the “FTC”), the Antitrust Division of the Department of Justice (the “DOJ”) or any other U.S. or foreign Governmental Entity and of any substantive communication received or given in connection with any proceeding by a private Party, in each case regarding any of the transactions contemplated hereby and, subject to applicable Law, furnish the other Party promptly with copies of all correspondence and substantive communications between them and the FTC, the DOJ or any other Governmental Entity with respect to the transactions contemplated by this Agreement; (iv) respond as promptly as practicable to any inquiries received from, and supply as promptly as practicable any additional information or documentation that may be requested by the FTC, the DOJ, or by any other Governmental Entity in respect of such registrations, declarations and filings or such transactions; and (v) permit the other Party to review any communication given by it to, and consult with each other in advance, and consider in good faith the other Party’s reasonable comments in connection with, any filing, notice, application, submission, communication, meeting or conference with, the FTC, the DOJ or any other Governmental Entity or, in connection with any proceeding by a private party, with any other Person; provided, however, that to the extent any of the documents or information provided pursuant to this Section 6.4 are commercially or competitively sensitive, the Company or Parent, as the case may be, may satisfy its obligations by providing such documents or information to the other Party’s outside counsel, with the understanding and agreement that such counsel shall not share such documents and information with its client; provided, further, that materials may also be redacted (x) to remove references concerning the valuation of the Company, (y) as necessary to comply with contractual arrangements or applicable Laws or Privacy Requirements, and (z) as necessary to address reasonable attorney-client or other privilege or confidentiality concerns.

(c) Parent, Merger Sub, or their respective Affiliates will not “pull-and-refile” pursuant to 16 C.F.R. 803.12 or otherwise withdraw any filing under the HSR Act or any other Antitrust Law or other applicable Law, as the case may be, and refile it on more than one occasion unless the Company has consented in writing in advance to such withdrawal and refiling, and Parent, Merger Sub, or their respective Affiliates shall not extend any waiting period under the HSR Act or enter into any agreement with any Governmental Entity not to consummate the transactions contemplated hereby, except with the prior written consent of the Company.

(d) Notwithstanding anything to the contrary in this Agreement, Parent shall control the determination over the strategy and course of action with respect to all communications, written and oral, and strategy associated with or relating to any process under the HSR Act or any other filings, notifications, and submissions with respect to this Agreement or the transactions contemplated hereby or required to comply with applicable Antitrust Law or other applicable Law. For purposes of this Agreement, “Antitrust Law” means the Sherman Antitrust Act of 1890, the Clayton Antitrust Act of 1914, the HSR Act, the Federal Trade Commission Act of 1914 and all other federal, state, foreign, and supranational, if any, statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

(e) No Party shall independently participate in any meeting or communication with any Governmental Entity in respect of any such filings, investigation or other inquiry in connection with this Agreement or the transactions contemplated by this Agreement without giving the other Parties sufficient prior notice of the meeting or communication and, to the extent permitted by such Governmental Entity, the opportunity to attend and/or participate in such meeting or communication.

(f) Parent shall, and shall cause its Affiliates and Subsidiaries to, take any and all steps necessary to (x) resolve, avoid, or eliminate impediments or objections, if any, that may be asserted with respect to the transactions contemplated by this Agreement under any Antitrust Law or other applicable Law and (y) avoid the entry of, effect the dissolution of, and have vacated, lifted, reversed or overturned, any decree, order or judgment that would prevent, prohibit, restrict or delay the consummation of the contemplated transactions, so as to enable the Parties to close the contemplated transactions expeditiously (but in no event later than the End Date). Notwithstanding anything to the contrary (including the foregoing sentence), in no event shall Parent or its Affiliates and Subsidiaries be required to agree to, or the Company be permitted to agree to, (i) propose, negotiate, commit to and effect, by consent decree, hold separate orders or otherwise, the sale, divesture, disposition, or license of any assets, properties, products, rights, services or businesses of the Company or its Subsidiaries or any interest therein, or agree to any other structural or conduct remedy concerning the Company or its Subsidiaries, (ii) otherwise take or commit to take any actions that would limit the Company’s or its Subsidiaries’ freedom of action with respect to, or its or their ability to retain any assets, properties, products, rights, services or businesses of the Company or its Subsidiaries or any interest or interests therein (each of clauses (i) and (ii), a “Company Restriction”), in each case of clauses (i) and (ii), other than Company Restrictions that would not individually or in the aggregate reasonably be expected to result in a Material Adverse Effect (a “Permitted Company Restriction”) or (iii) take any action of the type contemplated by clauses (i) or (ii) with respect to the Parent Group (other than the Company and its Subsidiaries) or any business owned or operated by the Parent Group (clause (iii), a “Parent Restriction”); provided, however, that the Parties shall not take any action that constitutes a Permitted Company Restriction unless the effectiveness of such action is conditioned on the Closing occurring.

(g) Notwithstanding anything to the contrary, in no event shall any Party be required to defend through litigation or contest or resist any action or proceeding or seek to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement.

SECTION 6.5 Notification of Certain Matters. The Company shall give prompt written notice to Parent, and Parent shall give prompt written notice to the Company, of (a) any notice or other communication received by such Party from any Governmental Entity in connection with the Merger or the other transactions contemplated hereby or from any Person alleging that the consent of such Person is or may be required in connection with the Merger or the other transactions contemplated herein, if the subject matter of such communication or the failure of such Party to obtain such consent would reasonably be expected to be material to the Company, the Surviving Corporation or Parent and (b) any Actions commenced or, to such Party’s Knowledge, threatened in writing against, relating to or involving or otherwise affecting such Party or any of its Subsidiaries which relate to the Merger or the other transactions contemplated hereby; provided that the delivery of any notice pursuant to this Section 6.5 shall not (i) cure any breach of, or non-compliance with, any other provision of this Agreement or (ii) limit the remedies available to the Party receiving such notice. The Parties agree and acknowledge that the Company’s, on the one hand, and Parent’s, on the other hand, compliance or failure of compliance with this Section 6.5 shall not be taken into account for purposes of determining whether the condition referred to in Section 7.2(b) or Section 7.3(b), respectively, shall have been satisfied with respect to performance in all material respects with this Section 6.5.

SECTION 6.6 Access to Information; Confidentiality.

(a) Subject to applicable Law, from the date hereof to the Effective Time or the earlier valid termination of this Agreement, upon reasonable prior written notice from Parent, the Company shall, and shall use its reasonable best efforts to cause its Subsidiaries to, and to direct its officers, directors, representatives and employees to, afford Parent and its Representatives reasonable access, consistent with applicable Law, during normal business hours to the Company’s and its Subsidiaries’ officers, employees and books and records to the extent necessary to facilitate consummation of the transactions contemplated by this Agreement and excluding any books and records that relate to the negotiation and execution of this Agreement or with respect to the consideration or valuation of the Merger or any financial or strategic alternatives thereto, or that relate to any Acquisition Proposal or Superior Proposal (but without limiting the Company’s obligations under Section 6.1 in respect of an Acquisition Proposal or Superior Proposal). Notwithstanding the foregoing, any such investigation or consultation shall be conducted in such a manner as not to interfere unreasonably with the business or operations of the Company or its Subsidiaries or otherwise result in any significant interference with the prompt and timely discharge by such officers, employees and other authorized Representatives of their normal duties. In furtherance thereof, without the prior written consent of the Company, Parent shall not, and shall use reasonable best efforts to cause its Affiliates not to, contact any customer, partner, vendor, lender or any other Person having a material business relationship with the Company except for contacts unrelated to the Merger or the transactions contemplated hereby. Neither the Company nor any of its Subsidiaries shall be required to provide access or to disclose information where such access or disclosure would (i) be commercially sensitive, (ii) result in the disclosure of trade secrets or jeopardize any attorney-client privilege, attorney work product protection or other legal privilege of the Company or any of its Subsidiaries, (iii) contravene any applicable Law, Privacy Requirement or binding agreement entered into prior to the date of this Agreement or (iv) result in the Parties being adverse to each other. All requests for information made pursuant to this Section 6.6(a) shall be in writing and directed to the executive officer or other Person designated by the Company.

(b) Each of Parent and Merger Sub will comply with the terms and conditions of the letter agreement, dated May 27, 2026 between the Company and Parent (the “Confidentiality Agreement”), and will hold and treat, and will cause their Representatives (as defined in the Confidentiality Agreement) to hold, treat and use, in confidence all documents and information concerning the Company and its Subsidiaries furnished to Parent or Merger Sub in connection with the transactions contemplated by this Agreement in accordance with the Confidentiality Agreement, which Confidentiality Agreement shall remain in full force and effect in accordance with its terms.

SECTION 6.7 Stock Exchange Delisting. Prior to the Closing Date, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of NYSE to enable the delisting of the Shares from NYSE as promptly as practicable after the Effective Time and the deregistration of the Shares under the Exchange Act as promptly as practicable after such delisting.

SECTION 6.8 Publicity. The initial press release regarding the Merger shall be a joint press release in form and substance mutually agreed by the Company and Parent and, except in connection with an Acquisition Proposal or a Change of Recommendation if and to the extent permitted by this Agreement, thereafter the Company and Parent shall consult with each other prior to issuing, and give each other reasonable opportunity to review, any press releases or otherwise making public announcements with respect to the Merger and the other transactions contemplated by this Agreement and prior to making any filings with any third party and/or any Governmental Entity (including any national securities exchange or interdealer quotation service) with respect thereto, except (i) as may be required by applicable Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange or interdealer quotation service or by the request of any Governmental Entity (or, in the case of the Company, by the fiduciary duties of the Board of Directors of the Company as reasonably determined by the Board of Directors of the Company), in each case, as determined in the good faith judgment of the Party proposing to make such release (in which case, such Party shall not issue or cause the publication of such press release or other public announcement without prior consultation with the other Party) or (ii) to the extent consistent with the initial press release or other mutually agreed communications (including the Proxy Statement and other public filings made with the SEC in connection with the Agreement or the Merger).

SECTION 6.9 Employee Benefits.

(a) For a period of at least twelve (12) months following the Effective Time or, if earlier, upon a Continuing Employee’s (as defined below) termination of employment (the “Benefit Continuation Period”), Parent shall provide, or shall cause the Surviving Corporation to provide, to each employee of the Company or its Subsidiaries who continues to be employed by the Surviving Corporation or any Subsidiary or Affiliate thereof (the “Continuing Employees”), (i) a salary or wage rate, as applicable, target annual bonus opportunity and commissions opportunity that, in each case, is no less favorable than the salary or wage rate, as applicable, target annual bonus opportunity and commissions opportunity that was provided to such Continuing Employee immediately prior to the Effective Time and (ii) employee benefits (excluding change in control, transaction and retention bonuses and payments, nonqualified deferred compensation, retiree health and welfare and defined benefit pension benefits (including cash balance or similar pension benefits)) that are no less favorable in the aggregate to the employee benefits provided to such Continuing Employee immediately prior to the Effective Time. For the duration of the Benefit Continuation Period, Parent or one of its Affiliates shall maintain for the benefit of each Continuing Employee a severance or termination arrangement no less favorable than the severance or termination arrangement provided to such Continuing Employee immediately prior to the Effective Time (or, if greater, the severance benefits set forth on Section 6.9(a) of the Company Disclosure Letter). This Section 6.9(a) shall not apply to Continuing Employees whose terms and conditions of employment are governed by a collective bargaining agreement.

(b) Parent shall honor and assume, and shall cause the Surviving Corporation to honor and assume, the terms of all Company Plans, subject to the amendment and termination provisions thereof and subject to Section 6.9(f) hereof.

(c) The Company may establish a cash-based retention program as set forth on Section 6.9(c) of the Company Disclosure Letter.

(d) With respect to each of the Company’s short-term cash incentive plans for the fiscal year in which the Effective Time occurs (each, an “Annual Short-Term Incentive Plan”), the Surviving Corporation and its Subsidiaries shall (and Parent shall cause the Surviving Corporation and its Subsidiaries to) pay to each Continuing Employee who remains employed with Parent, the Surviving Corporation or their respective Subsidiaries through the date the Annual Bonus (as defined below) is paid, at substantially the same time or times that Parent, the Surviving Corporation or their applicable Subsidiary pays annual bonuses in respect of such fiscal year to other similarly situated employees thereof, but in no event later than March 15 immediately after the end of such fiscal year, a cash bonus, including, if applicable, the profit sharing component thereof, for such fiscal year (the “Annual Bonus”) that is equal to the greater of (i) the target Annual Bonus that such Continuing Employee would have been entitled to receive under the applicable Annual Short-Term Incentive Plan for such fiscal year, and (ii) the Annual Bonus that such Continuing Employee is entitled to receive under the applicable Annual Short-Term Incentive Plan based on actual level of achievement of the applicable performance criteria for such fiscal year (as determined after giving appropriate effect to the transactions contemplated hereby).

(e) With respect to each benefit or compensation plan, program, policy, arrangement or agreement that is made available to any Continuing Employee at or after the Effective Time (excluding any defined benefit pension benefits (including cash balance or similar pension benefits) and retiree health and welfare benefits) (such plans, the “New Plans”), the Surviving Corporation and its Subsidiaries shall, and Parent shall cause the Surviving Corporation and its Subsidiaries to, cause to be granted to such Continuing Employee credit for all service with the Company and its Subsidiaries prior to the Effective Time for purposes of eligibility to participate, vesting and entitlement to benefits where length of service is relevant (including for purposes of vacation accrual and severance determinations), to the same extent as such Continuing Employee was entitled, before the Effective Time, to credit for such service under any analogous Company Plan, except to the extent that it would result in duplication of coverage or benefits for the same period of service. In addition, and without limiting the generality of the foregoing, Parent shall, or shall cause the Surviving Corporation and its Subsidiaries to, use commercially reasonable efforts to provide that (i) each Continuing Employee will be immediately eligible to participate, without any waiting period, in any and all New Plans to the extent that coverage pursuant to any such New Plan replaces coverage pursuant to a corresponding Company Plan in which such Continuing Employee participated immediately prior to the Effective Time (each such plan, an “Old Plan”); (ii) for purposes of each New Plan providing life insurance, medical, dental, pharmaceutical, vision or disability benefits, all waiting periods, pre-existing condition exclusions, evidence of insurability requirements and actively-at-work or similar requirements of such New Plan be waived for the Continuing Employees and their covered dependents to the extent such conditions were inapplicable, met or waived under the Old Plan; and (iii) for purposes of each New Plan providing medical, dental, pharmaceutical, or vision benefits, any eligible expenses incurred by the Continuing Employees and their covered dependents during the portion of the plan year of the Old Plan ending on the date that the Continuing Employees’ participation in the corresponding New Plan begins, if such participation begins in the year in which the Effective Time occurs, to be given full credit pursuant to such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employees and their covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(f) Nothing in this Agreement shall confer upon any Continuing Employee any right to continue in the employ or service of Parent, the Surviving Corporation or any Affiliate of Parent, or shall interfere with or restrict in any way the rights of Parent, the Surviving Corporation or any Affiliate of Parent, which rights are hereby expressly reserved, to discharge or terminate the services of any Continuing Employee at any time for any reason whatsoever, with or without cause. Notwithstanding any provision in this Agreement to the contrary, nothing in this Section 6.9 shall (i) be deemed or construed to be an amendment or other modification of any Company Plan, (ii) prevent Parent, the Surviving Corporation or any Affiliate of Parent from amending or terminating any Company Plans in accordance with their terms or (iii) create any third-party rights in any current or former service provider of the Company or its Affiliates (or any beneficiaries or dependents thereof).

SECTION 6.10 Directors’ and Officers’ Indemnification and Insurance.

(a) From and after the Effective Time, each of Parent and the Surviving Corporation agrees that it will indemnify and hold harmless each present and former director and officer of the Company or any of its Subsidiaries (in each case, when acting in such capacity) (the “Indemnified Parties”), against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, liabilities or awards paid in settlement incurred in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative and whether formal or informal (each, a “Proceeding”), arising out of, relating to or in connection with matters existing or occurring at or prior to the Effective Time (including the fact that such Person is or was a director or officer of the Company or any of its Subsidiaries or any acts or omissions occurring or alleged to occur prior to the Effective Time in such person’s capacity as a director or officer of the Company or any of its Subsidiaries or serving in such capacity at the request thereof), whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company would have been permitted under applicable Law to indemnify such Person (and Parent or the Surviving Corporation shall advance expenses (including reasonable legal fees and expenses) incurred in the defense of any Proceeding, including any expenses incurred in enforcing such Person’s rights under this Section 6.10, regardless of whether indemnification with respect to or advancement of such expenses is authorized under the Certificate of Incorporation, the Bylaws or the certificate of incorporation and bylaws, or equivalent organizational documents, of any Subsidiary; provided that the Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification pursuant to this Section 6.10).

(b) Any Indemnified Party wishing to claim indemnification under Section 6.10, upon learning of any such Proceeding, shall promptly notify Parent in writing thereof, but the failure to so notify shall not relieve Parent or the Surviving Corporation of any liability it may have to such Indemnified Party except to the extent such failure materially prejudices the indemnifying Party.

(c) The provisions in the Surviving Corporation’s certificate of incorporation and bylaws with respect to indemnification, advancement of expenses and exculpation of former or present directors and officers shall be no less favorable to such directors and officers than such provisions contained in the Certificate of Incorporation and Bylaws in effect as of the date hereof, which provisions shall not be amended, repealed or otherwise modified for a period of six years after the Effective Time in any manner that would adversely affect the rights thereunder of any such individuals.

(d) The Company shall purchase from insurance carriers with equal or higher comparable credit ratings to the insurers under the Existing D&O Policies (as defined below), no later than the Effective Time, a six (6) year prepaid “tail” directors’ and officers’ liability insurance and fiduciary liability insurance policy (the “Tail Policy”) effective as of the Effective Time providing limits and terms and conditions that are no less advantageous to the insured than the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and its Subsidiaries as of the date of this Agreement (the “Existing D&O Policies”) with respect to claims arising from facts or events that occurred at or before the Effective Time, including the transactions contemplated hereby; provided that the premium for such Tail Policy shall not exceed three hundred percent (300%) of the aggregate annual premium paid by the Company and its Subsidiaries for the Existing D&O Policies; provided, further, that if the premium for such Tail Policy would exceed such amount, the Company shall purchase the greatest amount of such coverage available for such amount. Parent agrees to cause the Surviving Corporation to honor and perform under all indemnification agreements entered into by the Company or any of its Subsidiaries with any Indemnified Party in effect as of the date of this Agreement.

(e) If the Surviving Corporation or any of its successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of the Surviving Corporation shall assume all of the obligations set forth in this Section 6.10.

(f) The provisions of this Section 6.10 shall survive the Merger for a period of six years and, following the Effective Time, are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their heirs and representatives.

(g) The rights of the Indemnified Parties under this Section 6.10 shall be in addition to any rights such Indemnified Parties may have under the Certificate of Incorporation or Bylaws or the comparable governing instruments of any of the Company’s Subsidiaries, or under any applicable Contracts or Laws. Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or its officers, directors and employees, it being understood that the indemnification provided for in this Section 6.10 is not prior to, or in substitution for, any such claims under any such policies.

SECTION 6.11 Treatment of Company Indebtedness. The Company shall use, or shall cause its applicable Subsidiaries to use, commercially reasonable efforts to arrange for customary payoff letters and instruments of discharge to be delivered at Closing providing for the payoff, discharge and termination on the Closing Date of the outstanding indebtedness set forth on Section 6.11 of the Company Disclosure Letter, and shall deliver, or cause its applicable Subsidiaries to deliver, prepayment and termination notices in accordance with the terms of such indebtedness (provided that such prepayment and termination notices may be conditional on the occurrence of the Closing).

SECTION 6.12 Takeover Statutes. If any “fair price,” “moratorium,” “business combination,” “control share acquisition” or other form of anti-takeover statute or regulation is or may become applicable to the Merger or the other transactions contemplated by this Agreement, each of the Company and Parent and the members of their respective Boards of Directors shall grant such approvals and take such actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on such transactions. Nothing in this Section 6.12 shall be construed to permit Parent or Merger Sub to do any act that would constitute a violation or breach of, or as a waiver of any of the Company’s rights under, any other provision of this Agreement.

SECTION 6.13 Transaction Litigation. In the event that any stockholder litigation related to this Agreement, the Merger or the other transactions contemplated by this Agreement is brought against the Company or any members of its Board of Directors after the date of this Agreement and prior to the Effective Time (the “Transaction Litigation”), the Company shall control the defense and settlement of such Transaction Litigation; provided, however, that the Company shall promptly notify Parent of any such Transaction Litigation and shall keep Parent reasonably informed with respect to the status thereof. The Company shall give Parent the opportunity to participate in the defense or settlement of any Transaction Litigation, and shall consider in good faith Parent’s advice with respect to such Transaction Litigation. The Company shall not settle or agree to settle any Transaction Litigation without Parent’s prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned).

SECTION 6.14 Obligations of Merger Sub. Parent shall take all action necessary to (a) cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement, (b) ensure that, prior to the Effective Time, Merger Sub shall not conduct any business, or incur or guarantee any indebtedness or make any investments, other than specifically contemplated by this Agreement and (c) from and after the Effective Time, cause the Surviving Corporation to perform its obligations under this Agreement. Parent hereby (i) guarantees the due, prompt and faithful payment performance and discharge by Merger Sub of, and compliance by Merger Sub with, all of the covenants and agreements of Merger Sub under this Agreement and (ii) agrees to take all actions necessary, proper or advisable to ensure such payment, performance and discharge by Merger Sub under this Agreement. Parent agrees that any breach by Merger Sub of a representation, warranty, covenant or agreement in this Agreement shall also be a breach of such representation, warranty, covenant or agreement by Parent.

SECTION 6.15 Rule 16b-3. Prior to the Effective Time, the Company shall take such steps as may be reasonably necessary or advisable to cause any dispositions of Company equity securities (including derivative securities) pursuant to the transactions contemplated by this Agreement by each individual (including any Person who is deemed to be a “director by deputization” under applicable securities Laws) who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

SECTION 6.16 Certain Arrangements. Without the prior consent of the Board of Directors of the Company, neither Parent, Merger Sub nor any of their respective Affiliates, directly or indirectly, shall, prior to the Effective Time, have any discussions with respect to, or enter into any agreement, arrangement or understanding (in each case, whether oral or written), or commit or agree to enter into any agreement, arrangement or understanding (in each case, whether oral or written) described in Section 4.12 of this Agreement.

SECTION 6.17 Parent Vote. Immediately following the execution and delivery of this Agreement, Parent, in its capacity as the sole stockholder of Merger Sub, shall execute and deliver to Merger Sub and the Company a written consent adopting this Agreement in accordance with the DGCL.

SECTION 6.18 Regulatory Matters. The Parties shall, as promptly as practicable after the date hereof, make or cause to be made all filings and notifications, and thereafter use its commercially reasonable efforts to obtain all consents, approvals and authorizations, that are required to be made or obtained under applicable mortgage, escrow and insurance Laws or contract and associated handbooks or guidelines issued by any Governmental Entity by the Parties in connection with the consummation of the transactions contemplated by this Agreement, including any filings, notifications, consents, approvals or authorizations required in connection with the change of control of any Subsidiary of the Company that is a mortgage company, mortgage servicer, escrow agency, insurance company, insurance agency or other entity regulated under applicable mortgage, escrow and/or insurance Laws or subject to any contract and associated handbooks and guidelines issued by a Governmental Entity. In connection with the foregoing, each Party shall, and shall cause its applicable Subsidiaries to, provide such information and documentation, and render such other assistance, in each case as is reasonably necessary for the other Parties to make such filings and notifications and obtain such consents, approvals and authorizations.

ARTICLE VII

CONDITIONS OF MERGER

SECTION 7.1 Conditions to Obligation of Each Party to Effect the Merger. The respective obligations of each Party to effect the Merger shall be subject to the satisfaction (or waiver by the Company and Parent to the extent permitted by applicable Law) at or prior to the Effective Time of the following conditions:

(a) Stockholder Approval. The Company Requisite Vote shall have been obtained; and

(b) Orders and Consents. (i) No Governmental Entity of competent jurisdiction shall have enacted, issued or promulgated any Law, statute, rule, regulation, executive order, decree, ruling, injunction or other order (whether temporary, preliminary or permanent) to prohibit, restrain, enjoin or make illegal the consummation of the Merger or that imposes (x) a Parent Restriction or (y) a Company Restriction (other than a Permitted Company Restriction), in each case, that remains in effect and (ii) the waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act (including any agreement with a Governmental Entity not to consummate or to delay consummation of the Merger entered into in connection therewith) shall have expired or been earlier terminated without the imposition of (x) a Parent Restriction or (y) a Company Restriction (other than a Permitted Company Restriction).

SECTION 7.2 Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger shall be further subject to the satisfaction (or waiver by Parent to the extent permitted by applicable Law) at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. Each of the representations and warranties of the Company set forth in (i) Section 3.3(a) shall be true and correct in all respects as of the Effective Time, except for de minimis inaccuracies therein, (ii) Section 3.4, Section 3.20, Section 3.21 and Section 3.22 shall be true and correct in all material respects as of the Effective Time (except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such specified date), (iii) Section 3.9(b) shall be true and correct in all respects as of the Effective Time and (iv) the other representations and warranties of Article III shall be true and correct in all respects (without giving effect to any “materiality,” “Material Adverse Effect” or similar qualifiers contained in any such representations and warranties) as of the Effective Time as though made on and as of such date (except to the extent that any such representation or warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure of any such representations and warranties to be so true and correct would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

(b) Performance of Obligations of the Company. The Company shall have performed, and complied with, in all material respects, the obligations, agreements and covenants required to be performed by, or complied with by, it under this Agreement at or prior to the Effective Time; and

(c) Certificate. Parent shall have received a certificate of an executive officer of the Company, certifying that the conditions set forth in Section 7.2(a) and Section 7.2(b) have been satisfied.

SECTION 7.3 Conditions to Obligations of the Company. The obligation of the Company to effect the Merger shall be further subject to the satisfaction (or waiver by the Company) at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. Each of the representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct, in each case as of the Effective Time as though made on and as of such date (except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure of any such representations and warranties to be true and correct, individually or in the aggregate, would not reasonably be expected to prevent or materially impair the ability of Parent or Merger Sub to consummate the transactions contemplated by this Agreement (a “Parent Material Adverse Effect”);

(b) Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed, and complied with, in all material respects, the obligations, agreements and covenants required to be performed by, or complied with by, it under this Agreement at or prior to the Effective Time; and

(c) Certificate. The Company shall have received a certificate of an executive officer of Parent and Merger Sub, certifying that the conditions set forth in Section 7.3(a) and Section 7.3(b) have been satisfied.

ARTICLE VIII

TERMINATION

SECTION 8.1 Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, notwithstanding the Company Requisite Vote having been obtained:

(a) by mutual written consent of Parent and the Company;

(b) by written notice from either Parent or the Company if any court or other Governmental Entity of competent jurisdiction shall have issued a final order, decree or ruling or taken any other final action or enacted, issued or promulgated any Law permanently restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action is or shall have become final and nonappealable;

(c) by written notice from either Parent or the Company if the Effective Time shall not have occurred on or before 5:00 p.m. New York City time on the date that is nine (9) months following the date hereof (such date, as it may be extended pursuant to Section 9.12(b), the “End Date”); provided that the party seeking to terminate this Agreement pursuant to this Section 8.1(c) shall not have breached in any material respect its obligations under this Agreement in any manner that shall have been the primary cause of the failure to consummate the Merger on or before such date;

(d) by written notice from the Company:

(i) if there shall have been a breach of any representation, warranty, covenant or agreement on the part of Parent or Merger Sub contained in this Agreement, such that the conditions set forth in Section 7.3(a) or Section 7.3(b) would not be satisfied and such breach is not curable or, if curable, is not cured prior to the earlier of (A) thirty (30) days after written notice thereof is given by the Company to Parent or (B) the End Date; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(d)(i) if the Company is then in breach of any of its covenants or agreements contained in this Agreement, which breach would result in a failure of a condition set forth in Section 7.2(a) or Section 7.2(b) to be satisfied; or

(ii) prior to obtaining the Company Requisite Vote, in order to enter into a definitive agreement with respect to a Superior Proposal, subject to the terms and conditions of Section 6.1(c); provided that the Company pays the Company Termination Payment at or prior to the time of such termination in accordance with Section 8.2(b)(i) (it being understood that the Company may enter into such definitive agreement simultaneously with such termination of this Agreement);

(e) by written notice from Parent if:

(i) there shall have been a breach of any representation, warranty, covenant or agreement on the part of the Company contained in this Agreement, such that the conditions set forth in Section 7.2(a) or Section 7.2(b) would not be satisfied and such breach is not curable or, if curable, is not cured prior to the earlier of (A) thirty (30) days after written notice thereof is given by Parent to the Company or (B) the End Date; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(e)(i) if Parent or Merger Sub is then in breach of any of its covenants or agreements contained in this Agreement, which breach would result in a failure of a condition set forth in Section 7.3(a) or Section 7.3(b) to be satisfied; or

(ii) prior to obtaining the Company Requisite Vote, a Change of Recommendation shall have occurred; or

(f) by written notice from either Parent or the Company if the Company Requisite Vote shall not have been obtained at the Stockholders Meeting duly convened therefor or at any adjournment or postponement thereof, in each case, at which a vote on the adoption of this Agreement was taken.

SECTION 8.2 Effect of Termination.

(a) In the event of termination of this Agreement pursuant to Section 8.1, the terminating party shall forthwith give written notice thereof to the other party or parties and this Agreement shall terminate, and the transactions contemplated hereby shall be abandoned, without further action by any of the parties hereto. In the event of termination of this Agreement pursuant to Section 8.1, this Agreement shall forthwith become null and void and there shall be no liability or obligation on the part of the Company, Parent, Merger Sub or their respective Subsidiaries or Affiliates, or their respective former, current or future directors, partners, stockholders, managers or members, except that (i) no such termination shall relieve any party of its obligation to pay the Company Termination Payment if as and when required pursuant to Section 8.2(b); (ii) except to the extent set forth in this Section 8.2, no such termination shall relieve any party for liability for such party’s Willful Breach of any covenant or agreement of this Agreement prior to its termination; and (iii) the Confidentiality Agreement, Section 6.6(b), Section 6.8, this Section 8.2, Section 8.3 and Article IX shall survive the termination hereof.

(b) Company Termination Payment. Any provision in this Agreement to the contrary notwithstanding, if (i) the Company shall have terminated this Agreement pursuant to Section 8.1(d)(ii), (ii) Parent shall have terminated this Agreement pursuant to Section 8.1(e)(ii), or (iii) (A) in the case of a termination pursuant to Section 8.1(f), an Acquisition Proposal is publicly proposed or publicly disclosed after the date of this Agreement and prior to the Stockholders Meeting, or in the case of a termination pursuant to Section 8.1(c) or by Parent pursuant to Section 8.1(e)(i), an Acquisition Proposal is publicly proposed or publicly disclosed after the date of this Agreement and prior to the End Date, (B) this Agreement is terminated by Parent or the Company pursuant to Section 8.1(c) or Section 8.1(f) or by Parent pursuant to Section 8.1(e)(i) and (C) concurrently with or within twelve (12) months after such termination, the Company shall have entered into a definitive agreement for a transaction that constitutes an Acquisition Proposal or completed a transaction that constitutes an Acquisition Proposal, then, upon completion of such transaction (whether or not within such twelve (12) month period), the Company shall pay, by wire transfer of immediately available funds to an account designated by Parent, a fee of $221,622,677 in cash (the “Company Termination Payment ”), such payment to be made concurrently with, and as a condition to the effectiveness of, termination in the case of clause (i) above, within three (3) Business Days after such termination in the case of clause (ii) above, or within three (3) Business Days after the last to occur of the events set forth in clause (iii) above.

(c) The Parties acknowledge and hereby agree that the Company Termination Payment, if, as and when required pursuant to this Section 8.2, shall not constitute a penalty but will be liquidated damages, in a reasonable amount that will compensate the party receiving such amount in the circumstances in which it is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Merger, which amount would otherwise be impossible to calculate with precision. The Parties acknowledge and hereby agree that in no event shall the Company be required to pay the Company Termination Payment on more than one occasion.

(d) Each of the Company, Parent and Merger Sub acknowledges that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the Parties would not enter into this Agreement. If the Company fails to timely pay an amount due pursuant to Section 8.2(b)(i) or Section 8.2(b)(ii), and, in order to obtain such payment, Parent commences a suit that results in a judgment against the Company for the amount set forth in Section 8.2(b)(i) or Section 8.2(b)(ii), or any portion thereof, the Company shall pay to Parent its reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees and the fees and expenses of any expert or consultant engaged by the prevailing party) in connection with such suit, together with interest on the amount of such payment from the date such payment was required to be made until the date of payment at the prime rate, plus 2%, as published in The Wall Street Journal in effect on the date of such payment. Any amount payable pursuant to Section 8.2(d) shall be paid by the applicable Party by wire transfer of same day funds prior to or on the date such payment is required to be made under Section 8.2(b).

(e) Notwithstanding anything to the contrary in this Agreement, in any circumstance in which this Agreement is terminated and Parent is paid the Company Termination Payment from the Company pursuant to this Section 8.2, the Company Termination Payment and, if applicable, the costs and expenses of Parent pursuant to Section 8.2(d) shall, subject to Section 9.12, be the sole and exclusive monetary remedy of Parent, its Subsidiaries and any of their respective former, current or future general or limited partners, stockholders, controlling Persons, managers, members, directors, officers, employees, Affiliates, affiliated (or commonly advised) funds, representatives, agents or any their respective assignees or successors or any former, current or future general or limited partner, stockholder, controlling Person, manager, member, director, officer, employee, Affiliate, representative, agent, assignee or successor of any of the foregoing against the Company, its Subsidiaries and any of their respective former, current or future general or limited partners, stockholders, controlling Persons, managers, members, directors, officers, employees, Affiliates, affiliated (or commonly advised) funds, representatives, agents or any their respective assignees or successors or any former, current or future general or limited partner, stockholder, controlling Person, manager, member, director, officer, employee, Affiliate, representative, agent, assignee or successor of any of the foregoing (collectively, “Company Related Parties”) for any loss or damage suffered as a result of the failure of the Merger and the other transactions contemplated by this Agreement to be consummated or for a breach of, or failure to perform under, this Agreement or any certificate or other document delivered in connection herewith or otherwise or in respect of any oral representation made or alleged to have been made in connection herewith or therewith, and upon payment of such amounts, none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or in respect of representations made or alleged to be made in connection herewith, whether in equity or at law, in contract, in tort or otherwise, except that nothing shall relieve the Company of its obligations under Section 6.6(b) and Section 6.8 or in the case of fraud or Willful Breach by the Company.

SECTION 8.3 Expenses. Except as otherwise specifically provided herein, each Party shall bear its own expenses in connection with this Agreement and the transactions contemplated hereby. Filing fees incurred in connection with applications and filings under the HSR Act shall be borne by Parent.

ARTICLE IX

GENERAL PROVISIONS

SECTION 9.1 Non-Survival of Representations, Warranties, Covenants and Agreements. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants and agreements, shall survive the Effective Time, except for (a) those covenants and agreements contained herein that by their terms apply or are to be performed in whole or in part after the Effective Time and (b) those contained in this Article IX.

SECTION 9.2 Modification or Amendment. Subject to the provisions of applicable Law, at any time prior to the Effective Time, the Parties may modify or amend this Agreement by written agreement, executed and delivered by duly authorized officers of the respective Parties.

SECTION 9.3 Waiver. At any time prior to the Effective Time, any Party hereto may (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) subject to the requirements of applicable Law, waive compliance with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the Party or Parties to be bound thereby and specifically referencing this Agreement. The failure of any Party to assert any rights or remedies shall not constitute a waiver of such rights or remedies, nor shall any single or partial exercise thereof preclude any other or further exercise of any other right or remedy hereunder. For purposes of this Section 9.3, Parent and Merger Sub shall be treated collectively as a single Party.

SECTION 9.4 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by e-mail (so long as such transmission does not generate an error message or notice of non-delivery) or by registered or certified mail (postage prepaid, return receipt requested) to the respective Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

(a)	if to Parent or Merger Sub:

Berkshire Hathaway Inc.

3555 Farnam Street

Omaha, Nebraska 68131

Attention: Michael O’Sullivan

Email: See Section 9.5(a)(i) of the Company Disclosure Letter.

with an additional copy (which shall not constitute notice) to:

Gibson, Dunn & Crutcher LLP

200 Park Avenue

New York, New York 10166-0193

Attention: Andrew Kaplan; Christopher Lang

E-mail: akaplan@gibsondunn.com; clang@gibsondunn.com

(b)	if to the Company:

Taylor Morrison Home Corporation

4900 N. Scottsdale Road, Suite 2000

Scottsdale, Arizona 85251

Attention: Todd Merrill

Email: See Section 9.5(a)(ii) of the Company Disclosure Letter.

with an additional copy (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

Attention: Eric Swedenburg

Alison Z. Preiss

Fred de Albuquerque

Julie Siegel

Email:   eswedenburg@stblaw.com

alison.preiss@stblaw.com

fred.dealbuquerque@stblaw.com

julie.siegel@stblaw.com

SECTION 9.5 Certain Definitions. For purposes of this Agreement, the term:

(a) “2028 Notes Indenture” means the Indenture, dated as of August 1, 2019, by and among TMCI, as issuer, the Company and the subsidiaries of the Company party thereto, as guarantors, and U.S. Bank Trust Company, National Association (as successor to U.S. Bank National Association), as trustee, as amended, restated, supplemented, or otherwise modified from time to time, relating to TMCI’s 5.75% Senior Notes due 2028.

(b) “2030 Notes Indenture” means the Indenture, dated as of July 22, 2020, by and among TMCI, as issuer, the Company and the subsidiaries of the Company party thereto, as guarantors, and U.S. Bank Trust Company, National Association (as successor to U.S. Bank National Association), as trustee, as amended, restated, supplemented, or otherwise modified from time to time, relating to TMCI’s 5.125% Senior Notes due 2030.

(c) “2032 Notes Indenture” means the Indenture, dated as of November 10, 2025, by and among TMCI, as issuer, the Company and the subsidiaries of the Company party thereto, as guarantors, and U.S. Bank Trust Company, National Association, as trustee, as amended, restated, supplemented, or otherwise modified from time to time, relating to TMCI’s 5.750% Senior Notes due 2032.

(d) “Acceptable Confidentiality Agreement” means a confidentiality agreement entered into after the date hereof with the Company that contains terms that (a) are no less favorable to the Company in any material respect than those contained in the Confidentiality Agreement and (b) do not in any way restrict the Company or its Representatives from complying with its obligations under this Agreement (including Section 6.1).

(e) “Affiliate” means, with respect to any Person, any other Person directly or indirectly, controlling, controlled by, or under common control with, such Person.

(f) “Anti-Corruption Laws” means the U.S. Foreign Corrupt Practices Act of 1977, as amended.

(g) “Anti-Money Laundering Laws” means U.S. laws related to money laundering, anti-terrorism, proceeds of crime, or financial record keeping, including without limitation the Bank Secrecy Act, as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act).

(h) “Business Day” means any day on which the principal offices of the SEC in Washington, DC are open to accept filings or, in the case of determining a date when any payment is due, any day other than a Saturday or Sunday or a day on which banks are required or authorized to close in the City of New York, New York.

(i) “Company Employees” means, collectively, any current or former officer or employee of the Company or any of its Subsidiaries.

(j) “Company Equity Award” means any Option, RSU, DSU or PSU issued and outstanding, or authorized to be issued, pursuant to a Company Stock Plan.

(k) “Company Plans” means, collectively, each material “employee benefit plan” (within the meaning of ERISA), and each other material employee benefit plan, policy, program or arrangement providing compensation or benefits to any Company Employee, including bonus plans, employment, severance, fringe benefits, change in control, incentive equity or equity-based compensation, or deferred compensation arrangements, in each case, contributed to, sponsored or maintained by the Company or any of its Subsidiaries, or pursuant to which the Company or any of its Subsidiaries has an obligation to contribute, other than any plan, policy, program, or arrangement which is required to be maintained by applicable Law or any Contract entered into with a non-US Company Employee that is substantially consistent with any form employment agreement maintained by the Company or any of its Subsidiaries, as of the date of this Agreement for the benefit of any current, former or retired employee of the Company or any of its Subsidiaries.

(l) “Company Stock Plans” means, collectively, the Taylor Morrison Home Corporation 2013 Omnibus Equity Award Plan (Amended and Restated as of May 26, 2022) and the Taylor Morrison Home Corporation Non-Employee Director Deferred Compensation Plan, as each may be amended from time to time.

(m) “control” (including the terms “controlling”, “controlled”, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

(n) “Credit Facility” means that certain Amendment and Restatement Agreement to the Amended and Restated Credit Agreement, dated as of December 22, 2025, by and among Taylor Morrison Communities, Inc., a Delaware corporation, Taylor Morrison Home III Corporation, a Delaware corporation, Taylor Morrison Holdings, Inc., a Delaware corporation, Taylor Morrison Finance, Inc., a Delaware corporation, each lender from time to time party thereto, Citibank, N.A. and Wells Fargo Bank, National Association as the successor administrative agent, as may be further amended, restated, supplemented, or otherwise modified from time to time.

(o) “GAAP” means the generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession in the United States, in each case, as applicable, as of the time of the relevant financial statements referred to herein.

(p) “Intellectual Property” means all intellectual property worldwide, including: (i) (1) patents, inventions, processes and methods; (2) copyrights; (3) trademarks, service marks, domain names, logos, trade dress, and other source indicators and the goodwill of the business symbolized thereby; (4) know-how and trade secrets; and (ii) registrations, applications, divisionals, continuations, continuations-in-part, re-examinations, re-issues, renewals and foreign counterparts related to the foregoing in clause (i).

(q) “Knowledge” with respect to the Company means the actual knowledge of any of the individuals listed in Section 9.5(p) of the Company Disclosure Letter.

(r) “Law” means any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, ordinance, code, decree, order, judgment, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity and any order or decision of an applicable arbitrator or arbitration panel.

(s) “Material Adverse Effect” means any event, development, change, effect or occurrence that, together with all other events, developments, changes, effects or occurrences (“Effect”), has, or would reasonably be expected to have, a material adverse effect on the business, results of operation or financial condition of the Company and its Subsidiaries taken as a whole, provided that no events, developments, changes, effects or occurrences relating to, arising out of or in connection with or resulting from any of the following shall be deemed, either alone or in combination, to constitute or contribute to a Material Adverse Effect or be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur: (i) general changes or developments in the economy, the financial, debt, capital, credit or securities markets or the banking sector (including (A) changes in interest rates or credit ratings; (B) changes in exchange rates for the currencies of any country; or (C) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market) or political, business or regulatory conditions in the United States or elsewhere in the world, including changes in inflation, supply chain disruptions, and labor shortages, and including as a result of changes in geopolitical conditions, (ii) general changes or developments in the industries in which the Company or its Subsidiaries operate, (iii) the negotiation, execution and delivery of this Agreement or the public announcement or pendency of the Merger or other transactions contemplated hereby, including any impact thereof on relationships, contractual or otherwise, with customers, suppliers, vendors, investors, lenders, partners, financing sources, contractors or employees of the Company and its Subsidiaries, or the performance of this Agreement and the transactions contemplated hereby, including compliance with the covenants set forth herein, (iv) the identity of, or any fact or circumstance relating to, Parent, Merger Sub or any of their Affiliates, (v) changes in any applicable Laws or regulations or applicable accounting regulations or principles or interpretation or enforcement thereof, (vi) any hurricane, cyclone, tornado, earthquake, flood, tsunami, natural disaster, act of God, cyberattack or cyberbreach or other comparable events or outbreak or escalation of hostilities or war (whether or not declared), military actions, any act of sabotage or terrorism, national or international political or social conditions, (vii) any force majeure event, or any worsening of such matters, or any declaration of martial law, quarantine or similar directive, policy, guidance or Law or other action by any Governmental Entity in response thereto, (viii) any change in the price or trading volume of the shares of Common Stock or the credit rating of the Company (provided, that the exception in this clause (viii) shall not prevent or otherwise affect a determination that any Effect underlying such change has resulted in, or contributed to, a Material Adverse Effect (if not otherwise falling within any of the exceptions in clauses (i) through (vii) or clauses (ix) through (x))), (ix) any failure by the Company to meet any published analyst estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by the Company to meet its internal or published projections, budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (provided, that the exception in this clause (ix) shall not prevent or otherwise affect a determination that any Effect underlying such failure has resulted in, or contributed to, a Material Adverse Effect (if not otherwise falling within any of the exceptions in clauses (i) through (viii) or (x))), or (x) Transaction Litigation, except in the cases of clauses (i), (ii), (v), (vi) or (vii), to the extent that the Company and its Subsidiaries, taken as a whole, are disproportionately adversely affected thereby as compared with other similarly situated participants of comparable size in the industries in which the Company and its Subsidiaries operate (in which case, solely the incremental disproportionate adverse impact or impacts may be taken into account in determining whether there has been or would reasonably be expected to be a Material Adverse Effect).

(t) “NYSE” means the New York Stock Exchange.

(u) “Person” means an individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, unincorporated organization, other entity or group (as defined in Section 13(d)(3) of the Exchange Act), including, for the avoidance of doubt, any group of Persons.

(v) “Personal Data” has the same meaning as the term “personal data”, “personal information”, “personally identifiable information”, or “protected health information” and similar terms under applicable privacy Laws.

(w) “Privacy Requirements” means applicable Laws, binding industry standards and public policies relating to privacy, data protection, and the processing (as defined in applicable Laws), collection and use of Personal Data.

(x) “Sanctioned Country” means at any time, any country, region, or territory which is itself the subject or target of any territory-wide or comprehensive Sanctions (currently, the Crimea, so-called Donetsk People’s Republic, so-called Luhansk People’s Republic, Cuba, Iran, and North Korea).

(y) “Sanctioned Person” means any Person that is (i) listed on any Sanctions-related list issued by OFAC or the U.S. Department of State; (ii) operating, resident, or located in, or organized under the laws of, a Sanctioned Country; (iii) owned or controlled by, or acting on behalf of, any such Person or Persons described in the foregoing clauses (i) or (ii); or (iv) otherwise a subject or target of any Sanctions.

(z) “Sanctions” means economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by the U.S. government, including those administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”) or the U.S. Department of State.

(aa) “Senior Notes” means the TMCI’s (i) 5.75% Senior Notes due 2028 issued pursuant to the 2028 Notes Indenture, (ii) 5.125% Senior Notes due 2030 issued pursuant to the 2030 Notes Indenture, and (iii) 5.750% Senior Notes due 2032 issued pursuant to the 2032 Notes Indenture.

(bb) “Senior Notes Indentures” means the 2028 Notes Indenture, the 2030 Notes Indenture and the 2032 Notes Indenture.

(cc) “Subsidiary” or “Subsidiaries” means, with respect to any Person (a) any corporation, association or other business entity (other than a partnership, joint venture or limited liability company) of which more than 50% of the total voting power of shares of stock or other equity interests of such Person entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time of determination owned or controlled, directly or indirectly, by such Person or one or more of the other subsidiaries of that Person or a combination thereof and (b) any partnership, joint venture or limited liability company of which (i) more than 50% of the capital accounts, distribution rights, total equity and voting interests or general and limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other subsidiaries of that Person or a combination thereof, whether in the form of membership, general, special or limited partnership interests or otherwise and (ii) such Person or any subsidiary of such Person is a controlling general partner or otherwise controls such entity.

(dd) “Tax Return” means all returns and reports (including any attached schedules) required to be filed with a Taxing Authority, including any information return, claim for refund, amended return or declaration of estimated Tax.

(ee) “Taxes” means all federal, state, local and foreign income, profits, franchise, gross receipts, environmental, customs duty, capital stock, severance, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, license, production, value added, occupancy and other taxes, duties or other like assessments of any nature whatsoever imposed by any Taxing Authority, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions.

(ff) “Taxing Authority” means any Governmental Entity having jurisdiction over the assessment, determination, collection, or imposition of any Taxes.

(gg) “Transaction Documents” means, collectively, this Agreement, the Confidentiality Agreement, and any other agreement or document contemplated thereby or any document or instrument delivered in connection hereunder or thereunder.

(hh) “TMCI” means Taylor Morrison Communities, Inc., a Delaware corporation and indirect Subsidiary of the Company.

(ii) “Warehouse Facilities” means the mortgage warehouse debt facilities described in Note 7 and Note 7A of Item 1 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025 filed with the SEC and Note 7 of Item 1 of the Company’s quarterly report on Form 10-Q filed with the SEC for the period ended March 31, 2026.

(jj) “Willful Breach” means with respect to any breaches or failures to perform any of the covenants or other agreements contained in this Agreement, a material breach that is a consequence of an act or failure to act undertaken by the breaching Party with actual or constructive knowledge (which shall be deemed to include knowledge of facts that a Person acting reasonably should have known, based on reasonable due inquiry) that such Party’s act or failure to act would, or would reasonably be expected to, result in or constitute a breach of this Agreement.

SECTION 9.6 Severability. If any term or other provision of this Agreement is found by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

SECTION 9.7 Entire Agreement; Assignment. This Agreement (including the Exhibits hereto and the Company Disclosure Letter) and the Confidentiality Agreement constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements and undertakings, both written and oral, among the Parties, or any of them, with respect to the subject matter hereof and thereof. This Agreement shall not be assigned by operation of law or otherwise without the prior written consent of each of the other Parties, and any assignment without such consent shall be null and void.

SECTION 9.8 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each Party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement, other than (a) at and after the Effective Time, with respect to the provisions of Section 6.10 which shall inure to the benefit of the Persons or entities benefiting therefrom who are intended to be third-party beneficiaries thereof, (b) at and after the Effective Time, the rights of the holders of Shares to receive the Per Share Merger Consideration in accordance with the terms and conditions of this Agreement, (c) at and after the Effective Time, the rights of the holders of Options, RSUs, DSUs and PSUs to receive the payments contemplated by the applicable provisions of Section 2.2, in each case, in accordance with the terms and conditions of this Agreement and (d) prior to the Effective Time, the rights of the holders of Common Stock (who shall be third-party beneficiaries of this Agreement for purposes of this clause (d)) to pursue claims for damages (including monetary damages based on the loss of economic benefits of the Merger) and other relief for Parent’s or Merger Sub’s breach of this Agreement; provided that the rights granted to the holders of Common Stock pursuant to the foregoing clause (d) of this Section 9.8 shall only be enforceable on behalf of such holders by the Company in its sole and absolute discretion as agent for such holders.

SECTION 9.9 Governing Law. This Agreement and any disputes relating hereto shall be governed by, and construed in accordance with, the laws of the State of Delaware (without giving effect to choice of law or conflict of law principles thereof or of any other jurisdiction that would cause the application of any laws of any jurisdiction other than the State of Delaware).

SECTION 9.10 Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

SECTION 9.11 Counterparts. This Agreement may be executed and delivered (including by facsimile transmission, “.pdf,” or other electronic transmission) in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

SECTION 9.12 Specific Performance.

(a) The Parties agree that irreparable damage for which monetary damages, even if available, may not be an adequate remedy, would occur in the event that the Parties do not perform the provisions of this Agreement (including failing to take such actions as are required of it hereunder in order to consummate the transactions contemplated by this Agreement) in accordance with its specified terms or otherwise breach such provisions. The Parties acknowledge and agree that the Parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof, without proof of actual damages and without any requirement for the posting of bond or other security, this being in addition to any other remedy to which they are entitled at law or in equity. The Parties agree not to assert that a remedy of specific performance is unenforceable, invalid, contrary to Law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy for such breach. The Parties hereby further acknowledge and agree that prior to the Closing, each Party shall be entitled to seek specific performance to enforce specifically the terms and provisions of, and to prevent or cure breaches of this Agreement, including Section 6.4, by Parent, Merger Sub or the Company, as applicable, and to cause Parent, Merger Sub or the Company, as applicable, to consummate the transactions contemplated hereby, including to effect the Closing in accordance with Section 1.2, on the terms and subject to the conditions in this Agreement.

(b) Notwithstanding anything to the contrary in this Agreement, if any Party initiates an Action to prevent breaches (or threatened breaches) of this Agreement, to enforce specifically the terms of this Agreement, or both, then the End Date will be automatically extended by (A) the amount of time during which such Action is pending plus twenty (20) Business Days; or (B) such other time period established by the court presiding over such Action.

SECTION 9.13 Jurisdiction. Each of the Parties irrevocably (a) consents to submit itself to the personal jurisdiction of the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (unless the Delaware Court of Chancery shall decline to accept jurisdiction over a particular matter, in which case, in any Delaware state or federal court within the State of Delaware), in connection with any matter based upon or arising out of this Agreement or any of the transactions contemplated by this Agreement or the actions of Parent, Merger Sub or the Company in the negotiation, administration, performance and enforcement hereof and thereof, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the courts of the State of Delaware, as described above, and (d) consents to service being made through the notice procedures set forth in Section 9.4. Each of the Company, Parent and Merger Sub hereby agrees that service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in Section 9.4 shall be effective service of process for any suit or proceeding in connection with this Agreement or the transactions contemplated hereby. Each Party hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to serve process in accordance with this Section 9.13, that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and to the fullest extent permitted by applicable Law, that the suit, action or proceeding in any such court is brought in an inconvenient forum, that the venue of such suit, action or proceeding is improper, or that this Agreement, or the subject matter hereof or thereof, may not be enforced in or by such courts and further irrevocably waives, to the fullest extent permitted by applicable Law, the benefit of any defense that would hinder, fetter or delay the levy, execution or collection of any amount to which the Party is entitled pursuant to the final judgment of any court having jurisdiction. Each Party expressly acknowledges that the foregoing waiver is intended to be irrevocable under the Laws of the State of Delaware and of the United States of America.

SECTION 9.14 WAIVER OF JURY TRIAL. EACH OF PARENT, MERGER SUB AND THE COMPANY HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF PARENT, MERGER SUB OR THE COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF OR THEREOF.

SECTION 9.15 Interpretation. When reference is made in this Agreement to an Article, Exhibit, Schedule or Section, such reference shall be to an Article, Exhibit, Schedule or Section of this Agreement unless otherwise indicated. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein,” “hereby” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant thereto unless otherwise defined therein. Words of any gender include each other gender and neuter genders and words using the singular or plural number also include the plural or singular number, respectively. Any Contract or Law defined or referred to herein means such Contract or Law as from time to time amended, modified or supplemented, including (in the case of Contracts) by waiver or consent and (in the case of Laws) by succession or comparable successor statutes and references to all attachments thereto and instruments incorporated therein. The word “or” shall not be exclusive. With respect to the determination of any period of time, “from” means “from and including”. The word “will” shall be construed to have the same meaning as the word “shall”. Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. The word “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. References to “dollars” or “$” are to United States of America dollars. Each of the Parties has participated in the drafting and negotiating of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if it is drafted by all the Parties and without regard to any presumption or rule requiring construction or interpretation against the Party drafting or causing any instrument to be drafted.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the Company, Parent and Merger Sub have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

COMPANY:
TAYLOR MORRISON HOME CORPORATION

By:	/s/ Todd Merrill
Name: Todd Merrill
Title: EVP, Chief Legal Officer

[Signature Page—Merger Agreement]

IN WITNESS WHEREOF, the Company, Parent and Merger Sub have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

PARENT:
BERKSHIRE HATHAWAY INC.

By:	/s/ Marc D. Hamburg
Name: Marc D. Hamburg
Title: Senior Vice President and Chief Financial Officer

MERGER SUB:
WXYZ MERGER SUB, INC.

By:	/s/ Marc D. Hamburg
Name: Marc D. Hamburg
Title: President

[Signature Page—Merger Agreement]

EXHIBIT A

CERTIFICATE OF INCORPORATION OF THE SURVIVING CORPORATION

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

TAYLOR MORRISON HOME CORPORATION

ARTICLE I

NAME OF CORPORATION

The name of the corporation (the “Corporation”) is: Taylor Morrison Home Corporation

ARTICLE II

REGISTERED OFFICE

The address of the registered office of the Corporation in the State of Delaware is c/o the Corporation Trust Center, 1209 Orange Street, Wilmington, New Castle County, Delaware 19801, and the name of its registered agent at that address is the Corporation Trust Company.

ARTICLE III

PURPOSE

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

ARTICLE IV

AUTHORIZED CAPITAL STOCK

The Corporation shall be authorized to issue one class of stock to be designated Common Stock; the total number of shares of Common Stock which the Corporation shall have authority to issue is 1,000, and each such share shall have a par value of $0.001.

ARTICLE V

BOARD OF DIRECTORS

Section 5.1 Number. Except as otherwise provided for or fixed pursuant to the provisions of this Certificate of Incorporation, the number of directors of the Corporation shall be fixed by or in the manner provided in the Bylaws of the Corporation.

Section 5.2 Election. Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

ARTICLE VI

EXISTENCE

The Corporation shall have perpetual existence.

ARTICLE VII

AMENDMENT

Section 7.1 Amendment of Certificate of Incorporation. The Corporation reserves the right at any time, and from time to time, to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, and other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted, in the manner now or hereafter prescribed by the laws of the State of Delaware, and all powers, preferences and rights of any nature conferred upon stockholders, directors or any other persons by and pursuant to this Certificate of Incorporation in its present form or as hereafter amended are granted subject to this reservation.

Section 7.2 Amendment of Bylaws. In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of Directors is expressly authorized to adopt, amend or repeal the Bylaws of the Corporation.

ARTICLE VIII

LIABILITY

Section 8.1 No Personal Liability. To the fullest extent permitted by the DGCL as the same exists or as may hereafter be amended, no director or officer of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, as applicable. Solely for purposes of this Article VIII, “officer” shall have the meaning provided in Section 102(b)(7) of the DGCL.

Section 8.2 Right to Indemnification. The Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (a “Covered Person”) who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”), by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another entity or enterprise, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such Covered Person. Notwithstanding the preceding sentence, except as otherwise provided in Section 8.4, the Corporation shall not be required to indemnify a Covered Person in connection with a Proceeding (or part thereof) commenced by such Covered Person (other than a Proceeding brought by such Covered Person (i) by way of defense or counterclaim, or (ii) to enforce such Covered Person’s rights to indemnification, advancement or contribution under any agreement, certificate of incorporation, bylaws or under statute or other law) unless the commencement of such Proceeding (or part thereof) by the Covered Person was authorized by the Board.

Section 8.3 Advancement of Expenses. To the extent not prohibited by applicable law, the Corporation shall advance the expenses (including attorneys’ fees) incurred by a Covered Person that is or was a director of the Corporation in defending any Proceeding in advance of its final disposition and the Corporation may advance the expenses (including

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attorneys’ fees) incurred by any other Covered Person; provided, however, that, to the extent required by applicable law, such payment of expenses in advance of the final disposition of the Proceeding shall be made only upon receipt of an undertaking by the Covered Person to repay all amounts advanced if it should be ultimately determined that the Covered Person is not entitled to be indemnified under this Article VIII or otherwise; such undertaking shall be unsecured and interest free and shall be accepted without regard to the Covered Person’s ability to repay amounts advanced and without regard to the Covered Person’s entitlement to indemnification.

Section 8.4 Claims. If a claim for indemnification or advancement of expenses under this Article VIII is not paid in full within thirty (30) days after a written claim therefor by the Covered Person has been received by the Corporation, the Covered Person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action the Corporation shall have the burden of proving that the Covered Person is not entitled to the requested indemnification or advancement of expenses under applicable law.

Section 8.5 Nonexclusivity of Rights. The rights conferred on any Covered Person by this Article VIII shall not be exclusive of any other rights that such Covered Person may have or hereafter acquire under any statute, provision of this Certificate, the bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

Section 8.6 Other Sources.

(a) The Corporation’s obligation, if any, to indemnify or to advance expenses to any Covered Person who was or is serving at its request as a director, officer, employee or agent of another entity or enterprise shall be reduced by any amount such Covered Person may collect as indemnification or advancement of expenses from such other entity or enterprise.

(b) In all events, (i) the Corporation hereby agrees that it is the indemnitor of first resort with respect to any Covered Person who is or was a director or officer of the Corporation (i.e., the Corporation’s obligations to such Covered Person to provide advancement and/or indemnification are primary, and any obligation of any other person or entity, including any stockholder of the Corporation or any affiliate thereof, to provide advancement or indemnification for the same expenses, liabilities, judgments, penalties, fines and amounts paid in settlement incurred by such Covered Person are secondary), and (ii) if any such other person or entity pays or causes to be paid, for any reason, any amounts otherwise indemnifiable hereunder or under any other indemnification agreement (whether pursuant to contract, bylaws or charter) with such Covered Person, then (x) such other person or entity shall be fully subrogated to all rights of such Covered Person with respect to such payment and (y) the Corporation shall fully indemnify, reimburse and hold harmless such other person or entity for all such payments actually made by it. Any amendment, modification or repeal of this Section 8.6 shall not adversely affect any right or protection of any Covered Person in respect of any act or omission occurring prior to the time of such amendment, modification or repeal.

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Section 8.7 Amendment or Repeal. Any amendment, repeal or elimination of this Article VIII, or the adoption of any provision of the Certificate of Incorporation inconsistent with this Article VIII, shall not affect its application with respect to an act or omission by a director or officer occurring before such amendment, adoption, repeal or elimination.

Section 8.8 Other Indemnification and Prepayment of Expenses. This Article VIII shall not limit the right of the Corporation, to the extent and in the manner permitted by applicable law, to indemnify and to advance expenses to persons other than Covered Persons when and as authorized by appropriate corporate action.

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